FULBRIGHT & JAWORSKI L.L.P.
A REGISTERED LIMITED LIABILITY PARTNERSHIP
801 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, D.C. 20004-2615

TELEPHONE: 202/662-0200
FACSIMILE: 202/662-4643

INTERNET ADDRESS:
MMOONEY@FULBRIGHT.COM

DIRECT DIAL NUMBER:
202/662-4678

HOUSTON
WASHINGTON, D.C.
AUSTIN
SAN ANTONIO
DALLAS
NEW YORK
LOS ANGELES
[redacted]EAPOLIS
DON
KONG
ICH

02049422

August 20, 2002

VIA MESSENGER DELIVERY

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

RECD S.E.C.
AUG 2 0 2002
1086

Re: Sasol Limited
File No. 82-631

Dear Madam or Sir:

SUPPL

Pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended, we hereby furnish to the Securities and Exchange Commission, on behalf of Sasol Limited, the following documents:

(a) Form CM15: Return of allotment of shares for the period May 2, 2001 to May 30, 2001;

(b) Form CM15: Return of allotment of shares for the period May 31, 2001 to June 15, 2001;

(c) Form CM15: Return of allotment of shares for the period June 26, 2001 to June 27, 2001;

PROCESSED
AUG 3 0 2002
THOMSON FINANCIAL

(d) Form CM15: Return of allotment of shares for the period July 11, 2001 to July 23, 2001;

(e) Form CM15: Return of allotment of shares for the period August 3, 2001 to August 16, 2001;

(f) Form CM29: Contents of Register of Directors, Auditors and Officers dated June 11, 2001;

(g) Form CM29: Contents of Register of Directors, Auditors and Officers dated October 8, 2001;

dw 8/27

(h) Form CM29: Contents of Register of Directors, Auditors and Officers dated June 13, 2002;

(i) Form CM29: Contents of Register of Directors, Auditors and Officers dated July 22, 2002; and

(j) Form CM32: Change of the End of the Current Financial Year dated February 13, 2002 and approved by the Registrar of Companies on May 2, 2002.

Kindly acknowledge receipt of the enclosed material by date-stamping the attached copy of this letter and returning it to the waiting messenger. Please call me at (202) 662-4678 should you have any questions.

Sincerely,

Marilyn Mooney

Enclosures

cc: Steven B. Pfeiffer

Return of allotment of shares

[Section 93 (3)]

Registration No. of company

Name of company SASOL LIMITED

1. Date of allotment of shares 2 MAY 2001 to 30 MAY 2001

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
1 175 000 000	ORDINARY			R	R
Total 1 175 000 000	ORDINARY	Total		Total	R

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
7	ORDINARY			R	R
Total 7	ORDINARY	Total		Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 30 MAY 2001

Name of company SASOL LIMITED

Postal address PO BOX 5486
JOHANNESBURG
2001

Date of receipt by Registrar of Companies
Date stamp of companies Registration Office
Registrar of Companies

	No par value			Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
~~664 473 385~~ 664 801 425	ORDINARY	2.59	R	2 641 553 803		R	R
Total ~~664 473 385~~ 664 801 425	ORDINARY	Total	R	Total 2 641 553 803		Total	R

Summary of issued capital prior to allotment:

Amount of issued paid-up capital ________ R ________

Stated capital ________ R 2 641 553 803 *

Premium account ________ R ________

Total issued capital ________ R 2 641 553 803

*Before deduction of interim expenses, commission and cost of shares issued

5. Shares comprising this allotment:

	No par value			Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
90 800	ORDINARY	R 28.54	R	2 285 515		R	R	R
Total 90 800	ORDINARY	Total	R	Total 2 285 515			Total	R

6. a. Shares allotted otherwise than for cash:

	No par value			Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

b. The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. For particulars of allottees see overleaf.

c. The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
SEE ATTACHED ADDENDUM			

Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
~~664 473 325~~ 664 801 425	ORDINARY	R2.59	R	2 641 553 803		R	R	R	R
90 800	ORDINARY	28.54							*
Total ~~664 564 125~~ 664 892 225		Total	R	2 643 839 318 Total			Total	R	

Summary of total issued capital as at the date of this return

Amount of issued paid up capital ______ R ______

State capital ______ R 2 643 839 318

Premium account ______ R ______

Total issued capital ______ R 2 643 839 318

Certified correct

Date 30 MAY 2001 Signature ______

~~Director~~ Manager ~~Secretary~~

Rubber stamp of company, if any, or of secretaries

* Before deduction of interim expenses referred to in paragraph 4 and nett expenses with the allotment of these 90 800 shares.

DATE	NUMBER OF SHARES ISSUED	ISSUE PRICE	SHARE CAPITAL PLUS COSTS	TOTAL STATED CAPITAL
	14,128,600		**2,641,553,803**	**664,473,325**
2 May	3,000	18.75	56,250	664,476,325
	800	29.75	23,800	664,477,125
	1,100	32.50	35,750	664,478,225
	1,800	29.75	53,550	664,480,025
	1,900	46.00	87,400	664,481,925
3 May	1,200	16.75	20,100	664,483,125
	2,300	46.70	107,410	664,485,425
4 May	2,500	16.75	41,875	664,487,925
	3,900	27.50	107,250	664,491,825
8 May	1,800	54.75	98,550	664,493,625
9 May	2,700	16.75	45,225	664,496,325
11 May	2,200	29.75	65,450	664,498,525
14 May	1,400	29.75	41,650	664,499,925
17 May	6,600	16.75	110,550	664,506,525
	2,700	22.15	59,805	664,509,225
	2,000	29.75	59,500	664,511,225
18 May	2,000	16.75	33,500	664,513,225
	2,200	29.75	65,450	664,515,425
	2,300	35.50	81,650	664,517,725
21 May	2,000	16.75	33,500	664,519,725
	4,000	29.75	119,000	664,523,725
	2,900	32.50	94,250	664,526,625
22 May	1,600	29.75	47,600	664,528,225
	1,700	55.00	93,500	664,529,925
	800	57.00	45,600	664,530,725
23 May	4,100	18.75	76,875	664,534,825
	200	29.75	5,950	664,535,025
24 May	100	16.75	1,675	664,535,125
	6,400	29.75	190,400	664,541,525
25 May	5,000	16.75	83,750	664,546,525
	13,300	16.75	222,775	664,559,825
30 May	300	29.75	8,925	664,560,125
	4,000	16.75	67,000	~~664,564,125~~ 664 892225
	90,800	28.54	2,285,515	
TOTAL	**14,219,400**		**2,643,839,318**	~~**664,564,125**~~ 664 892225

Receipt of Share Sale Schedule
Date: 3-5-01
Time: 9:20
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
02-May-01

RTIFICATES

C/N	NAME	Postal Address	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DU
0	ALEXANDER, CHARLES WILLIAM	28 BERKELEY CLOSE, 29/31 HOUGHTON ESTATE, HOUGHTON DRIVE, 2198	3000	18.75	56250.00	14
TAL - R18.75						
			3000		**56250.00**	**140.6**
5	NIEMAND, ALFONSO	POSBUS 6756, WESTGATE, 1734	800	29.75	23800.00	59.50
TAL - R29.75						
			800		**23800.00**	**59.50**
5	NIEMAND, ALFONSO	POSBUS 6756, WESTGATE, 1734	1100	32.50	35750.00	89.40
TAL - R32.50						
			1100		**35750.00**	**89.40**
AND TOTAL						
			4900		**115800.00**	**289.55**

'ROVED BY SHARE TRUST ADMINISTRATOR: [signature]

[signature]
C Mutzuris
Company Secretarial Services Manager
SASOL LIMITED

Receipt of Share Sale Schedule
Date: 3-5-01
Time: 4:20
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
02-May-01

TRADING OF SHARES

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY
C457	MULDER, CORNELIUS WILLEM FREDERIK	SASTECH, SECUNDA	400	29.75	11900.00	29.75
G291	ZEEDERBERG, SYDNEY ADRIAAN DENEYS	SASTECH, SECUNDA	1400	29.75	41650.00	104.15
TOTAL - R29.75			**1800**		**53550.00**	**133.90**
E153	RAVJEE, MANOJKUMAR	SASTECH, SECUNDA	1900	46.00	87400.00	218.50
TOTAL - R46.00			**1900**		**87400.00**	**218.50**
GRAND TOTAL			**3700**		**140950.00**	**352.40**

APPROVED BY SHARE TRUST ADMINISTRATOR: [signature]

C Mutzuris
Company Secretarial
Services Manager
SASOL LIMITED

Receipt of Share Sale Schedule
Date: 3-5-01
Time: 14:00
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
03-May-01

TRADING OF SHARES

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY
30003	BRACE, STEPHEN JOHN	SASOL SMX	1200	16.75	20100.00	50.25
TOTAL - R16.75			**1200**		**20100.00**	**50.25**
SAP159	NAUDE, CORNELIS JOHANNES FREDERICK	NATREF	2300	46.70	107410.00	268.55
TOTAL - R46.70			**2300**		**107410.00**	**268.55**
GRAND TOTAL			**3500**		**127510.00**	**318.80**

APPROVED BY SHARE TRUST ADMINISTRATOR: [signature]

[signature]
C Mutzuris
Company Secretarial
Services Manager
SASOL LIMITED

Receipt of Share Sale Schedule
Date: 4-5-01
Time: 14.15
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
04-May-01

TRADING OF SHARES

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY
50540	BOTHA, JACOBUS JOHANNES (Dr)	SASOL OIL	2500	16.75	41875.00	104.70
OTAL - R16.75			**2500**		**41875.00**	**104.70**
000	SPORE, CLAYTON ERIC	SASOL OLEFINS	3900	27.50	107250.00	268.15
OTAL - R27.50			**3900**		**107250.00**	**268.15**
GRAND TOTAL			**6400**		**149125.00**	**372.85**

PPROVED BY SHARE TRUST ADMINISTRATOR: [signature]

C Mutzuris
Company Secretarial
Services Manager
SASOL LIMITED

Receipt of Share Sale Schedule
Date: 08-05-01
Time: 12:30
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
8 MAY 2001

TRADING OF SHARES

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY
8592	VILJOEN, FRANCOIS	MERISOL RSA	1800	54.75	98550.00	246.40
TOTAL - R54.75			**1800**		**98550.00**	**246.40**
GRAND TOTAL			**1800**		**98550.00**	**246.40**

APPROVED BY SHARE TRUST ADMINISTRATOR: Barker

C Mutzuris
Company Secretarial
Services Manager
SASOL LIMITED

Receipt of Share Sale Schedule
Date: 9 May 01
Time: 12h38
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
9 MAY 2001

CERTIFICATES

C/N	NAME	Postal Address	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY
D133	BABEN, GEORGE	PO BOX 951, SECUNDA, 2302	2700	16.75	45225.00	113.10
TOTAL - R16.75						
			2700		45225.00	113.10
GRAND TOTAL						
			2700		45225.00	113.10

APPROVED BY SHARE TRUST ADMINISTRATOR: [signature: G Barker]

C Mutzuris
Company Secretarial
Services Manager
SASOL LIMITED

Receipt of Share Sale Schedule
Date: 11 May 2001
Time:
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
11 MAY 2001

TRADING OF SHARES

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY
E223	BRINK, DIRK JACOBUS JOHANNES	SASTECH, SECUNDA	700	29.75	20825.00	52.10
C128	HöLSCHER, JOHANNES HENDRIK	SSF	800	29.75	23800.00	59.50
401427	UYS, WILCO	SASOL COAL	700	29.75	20825.00	52.10
TOTAL - R29.75						
			2200		65450.00	163.70
GRAND TOTAL			2200		65450.00	163.70

APPROVED BY SHARE TRUST ADMINISTRATOR: [signature: Barter]

C Mutzuris
Company Secretarial
Services Manager
SASOL LIMITED

[signature]

Receipt of Share Sale Schedule
Date: 14/5/2001
Time: 13h05
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
14 MAY 2001

ERTIFICATES

C/N	NAME	Postal Address	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY
F0019	FINUCANE, ERNEST	37 ACUTI ROAD, AMANZIMTOTI, KWAZULU NATAL, 4126	1400	29.75	41650.00	104.15
OTAL - R29.75						
			1400		41650.00	104.15
RAND TOTAL						
			1400		41650.00	104.15

PPROVED BY SHARE TRUST ADMINISTRATOR: pp [signature]

C Mutzuris
Company Secretarial
Services Manager
SASOL LIMITED

Receipt of Share Sale Schedule
Date: 17-5-01
Time: 14:10
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
17 MAY 2001

TRADING OF SHARES

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY
404299	VELDSMAN, Johannes Hendrik	Sasol Coal	2700	16.75	45225.00	113.10
U011	BUYS, Charl Petrus	SSF	1400	16.75	23450.00	58.65
B928	HöLL, Gerhardus Lourens	SSF	2500	16.75	41875.00	104.70
TOTAL - R16.75			**6600**		**110550.00**	**276.45**
U011	BUYS, Charl Petrus	SSF	2700	22.15	59805.00	149.55
TOTAL - R22.15			**2700**		**59805.00**	**149.55**
U011	BUYS, Charl Petrus	SSF	2000	29.75	59500.00	148.75
TOTAL - R29.75			**2000**		**59500.00**	**148.75**
GRAND TOTAL			**11300**		**229855.00**	**574.75**

APPROVED BY SHARE TRUST ADMINISTRATOR: pp [signature]

C Mutzuris
Company Secretarial
Services Manager
SASOL LIMITED

Receipt of Share Sale Schedule
Date: 13-05-01
Time: 14.45
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
18 MAY 2001

TRADING OF SHARES

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY
D287	COETZEE, THEUNIS JACOBUS	SSF	2000	16.75	33500.00	83.75
TOTAL - R16.75			**2000**		**33500.00**	**83.75**
1932	BARNARD, PETRUS JOHANNES	SCI	2000	29.75	59500.00	148.75
950649	ROETS, PETRUS N J	SASOL OIL	200	29.75	5950.00	14.90
TOTAL - R29.75			**2200**		**65450.00**	**163.65**
E245	ROSSOUW, ANDRE KEYSER	SASTECH, SECUNDA	2300	35.50	81650.00	204.15
TOTAL - R35.50			**2300**		**81650.00**	**204.15**
GRAND TOTAL			**6500**		**180600.00**	**451.55**

APPROVED BY SHARE TRUST ADMINISTRATOR: Barker

C Mutzuris
Company Secretarial
Services Manager
SASOL LIMITED

Receipt of Share Sale Schedule
Date: 21-05-01
Time: 14:20
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
21 MAY 2001

TRADING OF SHARES

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY
1719	PHILLIPS, THOMAS BRIAN	SASOL LIMITED	2000	16.75	33500.00	83.75
TOTAL - R16.75			**2000**		**33500.00**	**83.75**
403551	BLOM, MATHEUS GERHARDUS	SASOL COAL	1600	29.75	47600.00	119.00
U063	HEAP, MARK ADRIAN	SASTECH, SASOLBURG	300	29.75	8925.00	22.35
00400478	MAAS, GEORGE M S	SASOL POLYMERS	700	29.75	20825.00	52.10
1719	PHILLIPS, THOMAS BRIAN	SASOL LIMITED	1400	29.75	41650.00	104.15
TOTAL - R29.75			**4000**		**119000.00**	**297.60**
403927	VAN WYK, SCHALK WILLEM JACOBUS	SASOL COAL	2900	32.50	94250.00	235.65
TOTAL - R32.50			**2900**		**94250.00**	**235.65**
GRAND TOTAL			**8900**		**246750.00**	**617.00**

APPROVED BY SHARE TRUST ADMINISTRATOR: Barker

C Mutzuris
Company Secretarial
Services Manager
SASOL LIMITED

Receipt of Share Sale Schedule
Date: 22/5/2001
Time: 14h15
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
22 MAY 2001

TRADING OF SHARES

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY
U357	DE JONG, GERBRAND	SASTECH, SASOLBURG	700	29.75	20825.00	52.10
EM21	VAN GARDEREN, D S	SASTECH, SECUNDA	900	29.75	26775.00	66.95
TOTAL - R29.75			**1600**		**47600.00**	**119.05**
850099	CLOETE, JOHANNES HERMANUS	ALPHA OLEFINS	1700	55.00	93500.00	233.75
TOTAL - R55.00			**1700**		**93500.00**	**233.75**
850223	DU TOIT, PHILIP RUDOLF	ALPHA OLEFINS	800	57.00	45600.00	114.00
TOTAL - R57.00			**800**		**45600.00**	**114.00**
GRAND TOTAL			**4100**		**186700.00**	**466.80**

APPROVED BY SHARE TRUST ADMINISTRATOR: [signature]

C Mutzuris
Company Secretarial
Services Manager
SASOL LIMITED

Receipt of Share Sale Schedule
Date: 23-5-01
Time: 14:40
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
23 MAY 2001

ERTIFICATES

C/N	NAME	Postal Address	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY
544	WOOD, RODNEY GRANT	PO BOX 187, IRENE, 0062	4100	18.75	76875.00	192.20
OTAL - R18.75			**4100**		**76875.00**	**192.20**
544	WOOD, RODNEY GRANT	PO BOX 187, IRENE, 0062	200	29.75	5950.00	14.90
OTAL - R29.75			**200**		**5950.00**	**14.90**
GRAND TOTAL			**4300**		**82825.00**	**207.10**

PPROVED BY SHARE TRUST ADMINISTRATOR: Barker

C Mutzuris
Company Secretarial
Services Manager
SASOL LIMITED

Receipt of Share Sale Schedule
Date: 24-5-01
Time: 12:10
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
24 MAY 2001

TRADING OF SHARES

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY
A999a	NORTON, PETER RICHARD ERNEST	SASOL LIMITED (EXE)	100	16.75	1675.00	4.20
TOTAL - R16.75			**100**		**1675.00**	**4.20**
A999a	NORTON, PETER RICHARD ERNEST	SASOL LIMITED (EXE)	6400	29.75	190400.00	476.00
TOTAL - R29.75			**6400**		**190400.00**	**476.00**
GRAND TOTAL			**6500**		**192075.00**	**480.20**

APPROVED BY SHARE TRUST ADMINISTRATOR: pp [signature]

C Mutzuris
Maatskappy Sekretariële
Dienste Bestuurder
SASOL BEPERK

Receipt of Share Sale Schedule
Date: 25-5-01
Time: 14:10
Signature: ....

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
25 MAY 2001

CERTIFICATES

C/N	NAME	Postal Address	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY
A941	VILJOEN, PETRUS JOHANNES DANIEL	PALM STREET 96, NORTHCLIFF, 2195	5000	16.75	83750.00	209.40
TOTAL - R16.75			**5000**		**83750.00**	**209.40**
GRAND TOTAL			**5000**		**83750.00**	**209.40**

APPROVED BY SHARE TRUST ADMINISTRATOR: ____________

C Mutzuris
Company Secretarial
Services Manager
SASOL LIMITED

Receipt of Share Sale Schedule
Date: 25-5-01
Time: 14:10
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
25 MAY 2001

TRADING OF SHARES

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY
A940	MARRIOTT, JOHN NEVILLE	SASOL LIMITED (EXE)	13300	16.75	222775.00	556.95
TOTAL - R16.75			**13300**		**222775.00**	**556.95**
GRAND TOTAL			**13300**		**222775.00**	**556.95**

APPROVED BY SHARE TRUST ADMINISTRATOR: [signature: Barker]

[signature]
C Mutzuris
Company Secretarial
Services Manager
SASOL LIMITED

Receipt of Share Sale Schedule
Date: 30-5-01
Time: 13:30
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
30 MAY 2001

TRADING OF SHARES

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY
U139	DU PLESSIS, PIERRE LEONARDO	SASTECH, SASOLBURG	300	29.75	8925.00	22.35
TOTAL - R29.75			**300**		**8925.00**	**22.35**
GRAND TOTAL			**300**		**8925.00**	**22.35**

APPROVED BY SHARE TRUST ADMINISTRATOR: pp [signature]

Receipt of Share Sale Schedule
Date: 30-5-01
Time: 13:30
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
30 MAY 2001

CERTIFICATES

C/N	NAME	Postal Address	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY
00401455	COETZEE, ERASMUS VAN ZYL	42 JOUBERT STREET, GLEN MARAIS, KEMPTON PARK, 1619	4000	16.75	67000.00	167.50
TOTAL -- R16.75			**4000**		**67000.00**	**167.50**
GRAND TOTAL			**4000**		**67000.00**	**167.50**

APPROVED BY SHARE TRUST ADMINISTRATOR: pp [signature]

DATE	NUMBER OF SHARES ISSUED	ISSUE PRICE	SHARE CAPITAL PLUS COSTS	TOTAL STATED CAPITAL
	14,128,600		**2,641,553,803**	~~664,473,325~~ 664 801 425
2 May	3,000	18.75	56,250	664,476,325
	800	29.75	23,800	664,477,125
	1,100	32.50	35,750	664,478,225
	1,800	29.75	53,550	664,480,025
	1,900	46.00	87,400	664,481,925
3 May	1,200	16.75	20,100	664,483,125
	2,300	46.70	107,410	664,485,425
4 May	2,500	16.75	41,875	664,487,925
	3,900	27.50	107,250	664,491,825
8 May	1,800	54.75	98,550	664,493,625
9 May	2,700	16.75	45,225	664,496,325
11 May	2,200	29.75	65,450	664,498,525
14 May	1,400	29.75	41,650	664,499,925
17 May	6,600	16.75	110,550	664,506,525
	2,700	22.15	59,805	664,509,225
	2,000	29.75	59,500	664,511,225
18 May	2,000	16.75	33,500	664,513,225
	2,200	29.75	65,450	664,515,425
	2,300	35.50	81,650	664,517,725
21 May	2,000	16.75	33,500	664,519,725
	4,000	29.75	119,000	664,523,725
	2,900	32.50	94,250	664,526,625
[illegible]2 May	1,600	29.75	47,600	664,528,225
	1,700	55.00	93,500	664,529,925
	800	57.00	45,600	664,530,725
23 May	4,100	18.75	76,875	664,534,825
	200	29.75	5,950	664,535,025
24 May	100	16.75	1,675	664,535,125
	6,400	29.75	190,400	664,541,525
25 May	5,000	16.75	83,750	664,546,525
	13,300	16.75	222,775	664,559,825
30 May	300	29.75	8,925	664,560,125
	4,000	16.75	67,000	~~664,564,125~~ 664 892 225
	90,800	28.54	2,285,515	
TOTAL	**14,219,400**		**2,643,839,318**	~~664,564,125~~ 664 892 225

Return of allotment of shares

[Section 93 (3)]

Registration No. of company
1979 / 003231 / 06

Name of company SASOL LIMITED

1. Date of allotment of shares 2 APRIL 2001 to 26 APRIL 2001

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
1 175 000 000	ORDINARY			R	R
Total 1 175 000 000	ORDINARY Total			Total	R

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
7	ORDINARY			R	R
Total 7	ORDINARY Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 30 APRIL 2001

Name of company SASOL LIMITED

Postal address PO BOX 5486
JOHANNESBURG
2000

Date of receipt by Registrar of Companies
Date stamp of companies Registration Office
Registrar of Companies

	No par value			Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
~~666 427 025~~ 664 727 525	ORDINARY	2.59	R 2 639 676 918			R	R
Total ~~666 427 025~~ 664 727 525	ORDINARY	Total	R 2 639 676 918	Total		Total	R

Summary of issued capital prior to allotment:

Amount of issued paid-up capital ____________ R ____________

Stated capital ____________ R 2 639 676 918 *

Premium account ____________ R ____________

Total issued capital ____________ R 2 639 676 918

* Before deduction of interim expenses, commission and cost of shares issued

5. Shares comprising this allotment:

	No par value			Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
73 900	ORDINARY	R 28.68	R	1 876 885		R	R	R
Total 73 900	ORDINARY	Total	R	Total 1 876 885			Total	R

6. (a) Shares allotted otherwise than for cash:

	No par value			Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
SEE ATTACHED ADDENDUM			

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
~~664 627 085~~ 664 727 525	ORDINARY	R2.59	R	2 639 676 918		R	R	R	R
73 900	ORDINARY	28.68		1 876 885					
Total ~~664 673 385~~ 664 801 425		Total	R	Total 2 641 553 803			Total	R	

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital ______ R ______

State capital ______ R 2 641 553 803

Premium account ______ R ______

Total issued capital ______ R 2 641 553 803

Certified correct.

Date 30 APRIL 2001 Signature ______ ~~Director~~/Manager/~~Secretary~~

C Mutzuris
Company Secretarial
Services Manager
SASOL LIMITED

Rubber stamp of company, if any, or of secretaries.

* Before deduction of interim expenses referred to in paragraph 4 and nett expenses with the allotment of these 73 900 shares

	NUMBER OF SHARES ISSUED	ISSUE PRICE	SHARE CAPITAL PLUS COSTS	TOTAL STATED CAPITAL
	14,054,700		**2,639,676,918**	664 727 525 ~~664,427,025~~
2 April	2,000	29.75	59,500	664,429,025
3 April	7,500	29.75	223,125	
	1,700	16.75	28,475	664,430,725
4 April	1,000	29.75	29,750	664,431,725
6 April	800	16.75	13,400	
	7,200	23.75	171,000	664,438,925
9 April	1,800	46.70	84,060	664,440,725
10 April	3,000	16.75	50,250	
	7,700	29.75	229,075	664,448,425
11 April	700	29.75	20,825	
	1,000	57.00	57,000	664,449,425
17 April	800	29.75	23,800	664,450,225
18 April	1,000	25.15	25,150	664,451,225
	4,200	15.50	65,100	
	4,800	29.75	142,800	
	1,200	50.00	60,000	664,452,425
24 April	1,600	16.75	26,800	
	2,700	32.50	87,750	664,455,125
	1,500	32.50	48,750	
	1,500	35.75	53,625	664,456,625
26 April	3,500	18.15	63,525	
	16,700	18.75	313,125	~~664,473,325~~ 664 801 425
	73,900	28.68	1,876,885	
TOTAL	**14,128,600**		**2,641,553,803**	~~664,473,325~~ 664 801 425

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Return of allotment of shares

[Section 93 (3)]

Registration No. of company
1979/003231/06

Name of company SASOL LIMITED

1. Date of allotment of shares 31 MAY 2001 to 15 JUNE 2001

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
1 175 000 000	ORDINARY			R	R
Total 1 175 000 000	ORDINARY	Total		Total	R

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
7	ORDINARY			R	R
Total 7	ORDINARY	Total		Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 25 JUNE 2001

Name of company SASOL LIMITED

Postal address PO BOX 5486
JOHANNESBURG
2001

Date of receipt by Registrar of Companies
Date stamp of companies Registration Office 12 JUL 2001 Registrar of Companies REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
664 892 225	ORDINARY	2.59	R 2	643 839 318		R	R
Total 664 892 225		Total	R	Total 2 643 839 318		Total	R

Summary of issued capital prior to allotment:

Amount of issued paid-up capital ______ R ______

Stated capital ______ R 2 643 839 318 *

Premium account ______ R ______

Total issued capital ______ R 2 643 839 318

* Before deduction of interim expenses, commission and cost of shares issued

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
87 300	ORDINARY	R 26.80	R	1 950 360		R	R	R
Total 87 300	ORDINARY	Total	R	Total 1 950 360			Total	R

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
SEE ATTACHED ADDENDUM			

8

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
664 892 225	ORDINARY	R 2.59	R	2 643 839 318		R	R	R	R
87 300	ORDINARY	26.80		1 950 360					
Total 664 979 525		Total	R	Total 2 645 789 678			Total	R	

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital ______ R ______

State capital ______ R 2 645 789 678 *

Premium account ______ R ______

Total issued capital ______ R 2 645 789 678

Certified correct.

Date 25 JUNE 2001 Signature ______

~~Director~~/Manager/~~Secretary~~

Rubber stamp of company, if any, or of secretaries.

* Before deduction of interim expenses referred to in paragraph 4 and nett expenses with the allotment of these 87 300 shares.

DATE	NUMBER OF SHARES ISSUED	ISSUE PRICE	SHARE CAPITAL PLUS COSTS	TOTAL STATED CAPITAL
				Calculation error - see attached CM15's
	14,219,400		**2,643,839,318**	**664,892,225**
30 March	1,000	22.15	22,150	
	700	29.75	20,825	
	2,100	46.00	96,600	664,896,025
	20,000	16.75	335,000	
	2,200	25.10	55,220	
	2,000	29.75	59,500	664,920,225
31 May	1,400	29.75	41,650	664,921,625
1 June	6,000	16.75	100,500	664,927,625
4 June	1,600	29.75	47,600	664,929,225
5 June	7,500	16.75	125,625	
	6,000	29.75	178,500	
	1,400	31.00	43,400	
	1,000	32.50	32,500	664,945,125
6 June	6,600	16.75	110,550	
	8,000	29.75	238,000	664,959,725
	1,000	29.75	29,750	664,960,725
8 June	4,200	15.50	65,100	664,964,925
13 June	2,500	16.75	41,875	
	2,000	19.25	38,500	
	2,000	29.75	59,500	664,971,425
14 June	700	16.75	11,725	
	2,800	29.75	83,300	
	500	46.70	23,350	664,975,425
15 June	4,100	16.75	68,675	664,979,525
	700	46.70	32,690	664,980,225
	88,000	26.80	1,962,085	
SUB-TOTAL	**14,307,400**		**2,645,801,403**	**664,980,225**
700 SHARES ISSUED IN ERROR				
	700	16.75	11,725	664,979,525
TOTAL	**14,306,700**		**2,645,789,678**	**664,979,525**

Receipt of Share Sale Schedule
Date: 30-3-01
Time: 12:10
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
30 MARCH 2001

TRADING OF SHARES

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY
U543	DU TOIT, PIETER	SASTECH, SASOLBURG	1000	22.15	22150.00	55.4
TOTAL - R29.75			**1000**		**22150.00**	**55.4**
U516	SNYDERS, FRANS J	SASTECH, SASOLBURG	700	29.75	20825.00	52.1
TOTAL - R29.75			**700**		**20825.00**	**52.1**
401092	RUTHVEN, WILLEM J M	SSF	2100	46.00	96600.00	241.5
TOTAL - R46.00			**2100**		**96600.00**	**241.5**
GRAND TOTAL			**3800**		**139575.00**	**349.0**

APPROVED BY SHARE TRUST ADMINISTRATOR: [signature]

C Mutzuris
Maatskappy Sekretariële
Dienste Bestuurder
SASOL BEPERK

Receipt of Share Sale Schedule
Date: 30-3-01
Time: 12:10
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
30 MARCH 2001

CERTIFICATES

C/N	NAME	Postal Address	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOTMENT DUTY
A947	BOTHA, JOHANNES ALBERTUS	PO BOX 3124, RANDBURG, 2125	10000	16.75	167500.00	418.75
A947	JOHANNES BOTHA FAMILY TRUST (JA Botha)	PO BOX 3124, RANDBURG, 2125	10000	16.75	167500.00	418.75
TOTAL - R16.75			**20000**		**335000.00**	**837.50**
C006	VAN DEN BERG, JAN JOHANNES HEPBURN	PO BOX 344, SECUNDA, 2302	2200	25.10	55220.00	138.05
TOTAL - R25.10			**2200**		**55220.00**	**138.05**
C006	VAN DEN BERG, JAN JOHANNES HEPBURN	PO BOX 344, SECUNDA, 2302	2000	29.75	59500.00	148.75
TOTAL - R29.75			**2000**		**59500.00**	**148.75**
GRAND TOTAL			**24200**		**449720.00**	**1124.30**

APPROVED BY SHARE TRUST ADMINISTRATOR: pp [signature]

C Mutzuris
Maatskappy Sekretariële
Dienste Bestuurder
SASOL BEPERK

Receipt of Share Sale
Schedule
Date: 31-5-01
Time: 13:40
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
31 MAY 2001

CERTIFICATES

C/N	NAME	Postal Address	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY
D133	BABEN, GEORGE	PO BOX 951, SECUNDA, 2302	1400	29.75	41650.00	104.15
TOTAL - R29.75			**1400**		**41650.00**	**104.15**
GRAND TOTAL			**1400**		**41650.00**	**104.15**

APPROVED BY SHARE TRUST ADMINISTRATOR: pp [signature]

[signature]

C Mutzuris
Company Secretarial
Services Manager
SASOL LIMITED

Receipt of Share Sale
Schedule
Date: 1-6-01
Time: 14:30
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
1 JUNE 2001

TRADING OF SHARES

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY
E376	PENZHORN, EGE	SASTECH, SECUNDA	4000	16.75	67000.00	167.50
U616	STEYN, JURIE WYNAND	SASTECH, SASOLBURG	2000	16.75	33500.00	83.75
TOTAL - R16.75			**6000**		**100500.00**	**251.25**
GRAND TOTAL			**6000**		**100500.00**	**251.25**

APPROVED BY SHARE TRUST ADMINISTRATOR: [signature] Barker.

C Mutzuris
Company Secretarial
Services Manager
SASOL LIMITED

Receipt of Share Sale Schedule
Date: 4-6-01
Time: 12:05
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
4 JUNE 2001

TRADING OF SHARES

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY
U736	VOSLOO, ANTONIE CHRISTOFFEL	SASTECH, SASOLBURG	1600	29.75	47600.00	119.00
TOTAL - R29.75			**1600**		**47600.00**	**119.00**
GRAND TOTAL			**1600**		**47600.00**	**119.00**

APPROVED BY SHARE TRUST ADMINISTRATOR: pp [signature]

C Mutzuris
Company Secretarial
Services Manager
SASOL LIMITED

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
5 JUNE 2001

Receipt of Share Sale Schedule
Date: 5-6-01
Time: 14.15
Signature: [signature]

TRADING OF SHARES

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY
1680	NORTJE, LOUIS J C	SASOL LIMITED	5000	16.75	83750.00	209.40
A958	LABUSCHAGNE, LEONARDUS JOHANNES	SASOL LIMITED - EXECUTIVE	2500	16.75	41875.00	104.70
TOTAL - R16.75			**7500**		**125625.00**	**314.10**
A958	LABUSCHAGNE, LEONARDUS JOHANNES	SASOL LIMITED - EXECUTIVE	2000	29.75	59500.00	148.75
1680	NORTJE, LOUIS J C	SASOL LIMITED	4000	29.75	119000.00	297.50
TOTAL - R29.75			**6000**		**178500.00**	**446.25**
A958	LABUSCHAGNE, LEONARDUS JOHANNES	SASOL LIMITED - EXECUTIVE	1400	31.00	43400.00	108.50
TOTAL - R31.00			**1400**		**43400.00**	**108.50**
1838	RAUTENBACH, ANDRIES JOHANNES	SASOL LIMITED	1000	32.50	32500.00	81.25
TOTAL - R32.50			**1000**		**32500.00**	**81.25**
GRAND TOTAL			**15900**		**380025.00**	**950.10**

APPROVED BY SHARE TRUST ADMINISTRATOR: [signature]

C Mutzuris
Company Secretarial
Services Manager
SASOL LIMITED

Receipt of Share Sale
Schedule
Date: 6/9/01
Time: 14h30
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
6 JUNE 2001

CERTIFICATES

C/N	NAME	Postal Address	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MEN DUTY
A917	CLOETE, CHRISTIAAN JOHANNES	19 KOLONIESLAND, NOORDWAL OOS, MOSTERTSDRIFT, STELLENBOSCH, 7600	6600	16.75	110550.00	276.4
TOTAL - R16.75			**6600**		**110550.00**	**276.4**
A917	CLOETE, CHRISTIAAN JOHANNES	19 KOLONIESLAND, NOORDWAL OOS, MOSTERTSDRIFT, STELLENBOSCH, 7600	8000	29.75	238000.00	595.0
TOTAL - R29.75			**8000**		**238000.00**	**595.0**
GRAND TOTAL			**14600**		**348550.00**	**871.4**

APPROVED BY SHARE TRUST ADMINISTRATOR: [signature]

C Mutzuris
Company Secretarial
Services Manager
SASOL LIMITED

Receipt of Share Sale Schedule
Date: 6/6/01
Time: 15h20
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
6 JUNE 2001

TRADING OF SHARES

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY
U866	KLUYTS, ANDRIES ARTHUR	SASTECH, ROSEBANK	1000	29.75	29750.00	74.40
TOTAL - R29.75			1000		29750.00	74.40
GRAND TOTAL			1000		29750.00	74.40

APPROVED BY SHARE TRUST ADMINISTRATOR: pp [signature]

C Mutzurls
Company Secretarl
Services Manager
SASOL LIMITED

Receipt of Share Sale Schedule
Date: 8-6-01
Time: 14:40
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
8 JUNE 2001

TRADING OF SHARES

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY
SAP229	DU PONT, ABE JAMES	NATREF	4200	15.50	65100.00	162.75
TOTAL - R15:50			**4200**		**65100.00**	**162.75**
GRAND TOTAL			**4200**		**65100.00**	**162.75**

APPROVED BY SHARE TRUST ADMINISTRATOR: [signature: Barker]

C Mutzuris
Company Secretarial
Services Manager
SASOL LIMITED

Receipt of Share Sale Schedule
Date: 13.6.01
Time: 14:00
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
13-Jun-01

TRADING OF SHARES

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY
U949	FENTON, TIMOTHY PETER (Dr)	SASOL TECHNOLOGY	2500	16.75	41875.00	104.7(
TOTAL - R16.75			**2500**		**41875.00**	**104.7(**
U1006	MöLLER, FRANCOIS CARL	SASOL TECHNOLOGY	2000	19.25	38500.00	96.2!
TOTAL - R19.25			**2000**		**38500.00**	**96.25**
U949	FENTON, TIMOTHY PETER (Dr)	SASOL TECHNOLOGY	2000	29.75	59500.00	148.7!
TOTAL - R46.70			**2000**		**59500.00**	**148.75**
GRAND TOTAL			**6500**		**139875.00**	**349.70**

APPROVED BY SHARE TRUST ADMINISTRATOR: [signature]

C Mutzuris
Company Secretarial
Services Manager
SASOL LIMITED

Receipt of Share Sale Schedule
Date: 14-6-01
Time: 14:30
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
14 JUNE 2001

TRADING OF SHARES

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY
401117	ARCHER, WALTER ERNEST	SASOL COAL	700	16.75	11725.00	29.3
TOTAL - R16.75			**700**		**11725.00**	**29.3**
EM21	VAN GARDEREN, DEONISIUS SIJMEN	SASTECH, SECUNDA	800	29.75	23800.00	59.5
1583	VAN DEVENTER, GREGOR	CARBOTAR	2000	29.75	59500.00	148.7
TOTAL - R29.75			**2800**		**83300.00**	**208.2**
9875	HUMAN, DANIEL BENJAMIN VERWOERD	MERISOL RSA	500	46.70	23350.00	58.4
TOTAL - R46.70			**500**		**23350.00**	**58.4**
GRAND TOTAL			**4000**		**118375.00**	**296.0**

APPROVED BY SHARE TRUST ADMINISTRATOR: pp [signature]

C Mutzuris
Company Secretarial Services Manager
SASOL LIMITED

Receipt of Share Sale Schedule
Date: 15-6-01
Time: 14:50
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
15 JUNE 2001

CERTIFICATES

C/N	NAME	Postal Address	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-ME DUTY
401520	POTGIETER, CHRISTIAAN DE WET	PO BOX 1612, SECUNDA, 2302	1400	16.75	23450.00	58.
P608	WIESNER, FREDERIK JACOBUS	PO BOX 2486, WILROPARK, 1731	2700	16.75	45225.00	113.
TOTAL - R16.75						
			4100		68675.00	171.
GRAND TOTAL			4100		68675.00	171.

APPROVED BY SHARE TRUST ADMINISTRATOR: [signature]

C Mutzuris
Company Secretarial
Services Manager
SASOL LIMITED

Receipt of Share Sale Schedule
Date: 15-6-01
Time: 14:50
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
15 JUNE 2001

TRADING OF SHARES

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY
7007	DE WIT, GERHARD STEPHANUS	MERISOL	700	46.70	32690.00	81.75
TOTAL - R46.70			**700**		**32690.00**	**81.75**
GRAND TOTAL			**700**		**32690.00**	**81.75**

APPROVED BY SHARE TRUST ADMINISTRATOR: [signature]

C Mutzuris
Company Secretarial
Services Manager
SASOL LIMITED

COMPANIES ACT, 1973

Return of allotment of shares

[Section 93 (3)]

Registration No. of company
1979 / 003231 / 06

Name of company SASOL LIMITED

1. Date of allotment of shares 26 JUNE 2001 to 27 JUNE 2001

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
1 175 000 000	ORDINARY			R	R
Total 1 175 000 000	ORDINARY Total			Total	R

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
7	ORDINARY			R	R
Total 7	ORDINARY Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 11 JULY 2001

Name of company SASOL LIMITED

Postal address PO BOX 5486
JOHANNESBURG
2000

Date of receipt by Registrar of Companies

Date stamp of companies' Registration Office

12 JUL 2001

Registrar of Companies

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

8

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
664979525	ORDINARY	R2.59	R 2 645 789 678			R	R
Total 664 979 525		Total	R	Total 2 645 789 678		Total	R

Summary of issued capital prior to allotment:

Amount of issued paid-up capital ____ R ____

Stated capital ____ R 2645789678 *

Premium account ____ R ____

Total issued capital ____ R 2645789678

* Before deduction of interim expenses, commission and cost of shares issued

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
8600	ORDINARY	R20 00	R 157 050			R	R	R
Total 8 600	ORDINARY	Total	R	Total 157 050			Total	R

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
SEE ATTACHED ADDENDUM			

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
664 979 525	ORDINARY	R2·57	R	2 665 789 678		R	R	R	R
8 600	ORDINARY	20.00		157 050					
Total 664 988 125		Total	R	Total 2 665 946 728			Total	R	

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital ______ R ______

State capital ______ R 2 665 946 728 *

Premium account ______ R ______

Total issued capital ______ R 2 665 946 728

Certified correct.

Date ______ Signature ______

~~Director~~/Manager/~~Secretary~~

Rubber stamp of company, if any, or of secretaries

* Before deduction of interim expenses referred to in paragraph 4 and nett expenses with the allotment of these 8 600 shares.

DATE	NUMBER OF SHARES ISSUED	ISSUE PRICE	SHARE CAPITAL PLUS COSTS	TOTAL STATED CAPITAL
	14,306,700		**2,645,789,678**	**664,979,525**
26-Jun	5,000	16.75	83,750	
	1,000	29.75	29,750	664,985,525
	2,000	16.75	33,500	664,987,525
27-Jun	600	16.75	10,050	664,988,125
	8,600	20.00	157,050	
TOTAL	**14,315,300**		**2,645,946,728**	**664,988,125**

Receipt of Share Sale Schedule
Date: 26-06-01
Time: 14:55
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
26 JUNE 2001

RTIFICATES

C/N	NAME	Postal Address	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY
511	BOTHA, ZACHARIAS ANDREAS	PO BOX 5864, SECUNDA, 2302	600	16.75	10050.00	25.15
0	MYLIN FAMILY TRUST (CM BASSON)	10 VAN BRUGGEN STREET, SASOLBURG, 1947	3000	16.75	50250.00	125.65
7	DOS SANTOS, SAUL	PO BOX 4420, SECUNDA, 2302	1400	16.75	23450.00	58.65
AL - R16.75						
			5000		83750.00	209.45
4	KRUGER, JOHAN HARM	PO BOX 3986, NYLSTROOM, 0510	1000	29.75	29750.00	74.40
AL - R29.75						
			1000		29750.00	74.40
AND TOTAL						
			6000		113500.00	283.85

ROVED BY SHARE TRUST ADMINISTRATOR: pp [signature]

C Mutzuris
Company Secretarial
Services Manager
SASOL LIMITED
[signature]

Receipt of Share Sale Schedule
Date: 26/6
Time: 14:55
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
26 JUNE 2001

RADING OF SHARES

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY
F93	PIORKOWSKI, JOZEF	SASTECH, SECUNDA	2000	16.75	33500.00	83.75
TAL - R16.75			2000		33500.00	83.75
RAND TOTAL			2000		33500.00	83.75

PPROVED BY SHARE TRUST ADMINISTRATOR pp [signature]

C Mutzuris
Company Secretarial
Services Manager
SASOL LIMITED

Receipt of Share Sale Schedule
Date: 27/1
Time: 11:00
Signature: [illegible]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
27 JUNE 2001

RADING OF SHARES

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE
381	HOSKIN, WILLIAM	SASTECH, SECUNDA	600	16.75	10050.00	25.15	31-Aug-92
TAL - R16.75			**600**		**10050.00**	**25.15**	
RAND TOTAL			**600**		**10050.00**	**25.15**	

PPROVED BY SHARE TRUST ADMINISTRATOR ____________________

C Mutzuris
Company Secretarial
Services Manager
SASOL LIMITED

COMPANIES ACT, 1973

Return of allotment of shares

[Section 93 (3)]

Registration No. of company
1979/003231/06

Name of company SASOL LIMITED

1. Date of allotment of shares 11 JULY 2001 to 23 JULY 2001

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
1 175 000 000	ORDINARY			R	R
Total 1 175 000 000	ORDINARY	Total		Total	R

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
7	ORDINARY			R	R
Total 7	ORDINARY	Total		Total	R

8

To be completed by company.

Acknowledgement of receipt of return of allotments, dated 31 JULY 2001

Name of company SASOL LIMITED

Postal address PO BOX 5486
JOHANNESBURG
2000

Date of receipt by Registrar of Companies
Date stamp of companies Registration Office
Registrar of Companies

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
664 988 125	ORDINARY	R2-59	R2645946728			R	R
Total 664 988 125		Total	R2 645946728	Total		Total	R

Summary of issued capital prior to allotment:

Amount of issued paid-up capital ______ R ______

Stated capital ______ R2645946 728 *

Premium account ______ R ______

Total issued capital ______ R2 645 946 728

* Before deduction of interim expenses, commission and cost of shares issued.

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
9000	ORDINARY	R18·38	R163 750			R	R	R
Total 9000	ORDINARY	Total	R163 750	Total			Total	R

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
SEE ATTACHED ADDENDUM			

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
604 988 125	ORDINARY	R2.59	R2645946728			R	R	R	R
9000	ORDINARY	R18.38	R163750						
Total 604 997 125		Total	R 2646110478	Total			Total	R	

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital ______ R ______

State capital ______ R 2 646 110 478 *

Premium account ______ R ______

Total issued capital ______ R 2 646 110 478

Certified correct.

Date ______ Signature ______

~~Director~~/Manager/~~Secretary~~

Rubber stamp of company, if any, or of secretaries.

* Before deduction of interim expenses referred to in paragraph 4 and nett expenses with the allotment of these 9000 shares.

C Mutzu...
Maatskappy S... ...ie
Dienste ... ...uurder
SASOL BEPERK

DATE	NUMBER OF SHARES ISSUED	ISSUE PRICE	SHARE CAPITAL PLUS COSTS	TOTAL STATED CAPITAL
	14,315,300		**2,645,946,728**	**664,988,125**
11-Jul	2,000	16.75	33,500	664,990,125
13-Jul	1,000	16.75	16,750	664,991,125
16-Jul	1,000	16.75	16,750	664,992,125
17-Jul	800	16.75	13,400	664,992,925
20-Jul	1,400	16.75	23,450	
	400	16.75	6,700	
	1,000	29.75	29,750	664,995,725
23-Jul	1,400	16.75	23,450	664,997,125
	9,000	18.38	163,750	
TOTAL	**14,324,300**		**2,646,110,478**	**664,997,125**

Receipt of Share Sale Schedule
Date: 11-07-01
Time: 14:10
Signature: [signature]

SASOL SHARE INCENTIVE SCHEME
11 JULY 2001

:ERTIFICATES

C/N	NAME	Postal Address	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL 'PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE
222	KRUGER, JOHANNES JACOBUS	PO BOX 42329, MORELETA PARK, 0044	2000	16.75	33500.00	83.75	31-Aug-92
'OTAL - R16.75							
			2000		**33500.00**	**83.75**	
GRAND TOTAL							
			2000		**33500.00**	**83.75**	

\PPROVED BY SHARE TRUST ADMINISTRATOR: [signature]

C Mutzuris
Company Secretarial
Services Manager
SASOL LIMITED

Receipt of Share Sale Schedule
Date: 13-07-01
Time: 12:15
Signature: [signature]

SASOL SHARE INCENTIVE SCHEME
13 JULY 2001

CERTIFICATES

C/N	NAME	Postal Address	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE
U340	MYLIN FAMILY TRUST (CM BASSON)	10 VAN BRUGGEN STREET, SASOLBURG, 1947	1000	16.75	16750.00	41.90	31-Aug-92
TOTAL - R16.75			**1000**		**16750.00**	**41.90**	
GRAND TOTAL			**1000**		**16750.00**	**41.90**	

APPROVED BY SHARE TRUST ADMINISTRATOR: [signature] Barker

C Mutzuris
Company Secretarial Services Manager
SASOL LIMITED

Receipt of Share Sale Schedule
Date: 17/07/01
Time: 9.45
Signature: [signature]

SASOL SHARE INCENTIVE SCHEME
16 JULY 2001

ERTIFICATES

C/N	NAME	Postal Address	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE
962	STRAUSS, GIULLEAN JOHANN	185 MARKET STREET, FAIRLAND, 2195	1000	16.75	16750.00	41.90	31-Aug-92
OTAL - R16.75							
			1000		**16750.00**	**41.90**	
RAND TOTAL							
			1000		**16750.00**	**41.90**	

PPROVED BY SHARE TRUST ADMINISTRATOR: [signature]

C Mutzuris
Company Secretarial
Services Manager
SASOL LIMITED

Receipt of Share Sale Schedule
Date: 17-07-01
Time: 14:10
Signature:

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
17 JULY 2001

TRADING OF SHARES

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE
E685	MACHADO, B.A.R.	SASTECH, SECUNDA	800	16.75	13400.00	33.50	31-Aug-92
TOTAL - R16.75			800		13400.00	33.50	
GRAND TOTAL			800		13400.00	33.50	

APPROVED BY SHARE TRUST ADMINISTRATOR ____________________

C Mutzuris
Company Secretarial
Services Manager
SASOL LIMITED
17/07
15h30.

Receipt of Share Sale Schedule
Date: 20/7/01
Time: 12.10
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
20 JULY 2001

TRADING OF SHARES

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE
A023G	FIELD, ALAN PETER	SCHUMANN SASOL	1400	16.75	23450.00	58.65	31-Aug-92
TOTAL - R16.75			**1400**		**23450.00**	**58.65**	
GRAND TOTAL			**1400**		**23450.00**	**58.65**	

APPROVED BY SHARE TRUST ADMINISTRATOR ______ [signature]

C Mutzuris
Company Secretarial
Services Manager
SASOL LIMITED

14h50
20/07/01

SASOL SHARE INCENTIVE SCHEME
20 JULY 2001

ERTIFICATES

C/N	NAME	Postal Address	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE
843	JACOBS, DESMOND JOHN	5 VILLAGERS LANE, IRENE, 0062	400	16.75	6700.00	16.75	31-Aug-92
OTAL - R16.75							
			400		**6700.00**	**16.75**	
843	JACOBS, DESMOND JOHN	5 VILLAGERS LANE, IRENE, 0062	1000	29.75	29750.00	74.40	27-Feb-95
OTAL - R29.75							
			1000		**29750.00**	**74.40**	
GRAND TOTAL							
			1400		**36450.00**	**91.15**	

APPROVED BY SHARE TRUST ADMINISTRATOR: Barker

C Mutzuris
Company Secretarial
Services Manager
SASOL LIMITED

20/07/01
15h00

Receipt of Share Sale Schedule
Date: 20/7/01
Time: 2:18 pm
Signature: ....

Receipt of Share Sale Schedule
Date: 23/07/2001
Time: 11:39
Signature: Abollaroot

SASOL SHARE INCENTIVE SCHEME
23 JULY 2001

:ERTIFICATES

C/N	NAME	Postal Address	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE
:448	KELFKENS, RENUS CONSTANTYN	PO BOX 2663, SECUNDA, 2302	1400	16.75	23450.00	58.65	31-Aug-92
TOTAL - R16.75			**1400**		**23450.00**	**58.65**	
GRAND TOTAL			**1400**		**23450.00**	**58.65**	

APPROVED BY SHARE TRUST ADMINISTRATOR: pp [signature]

C Mutzuris
Maatskappy Sekretariële
Dienste Bestuurder
SASOL BEPERK
24/07/01
11h05

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93(3)]

Registration No. of company
1979/003231/06

Name of company SASOL LIMITED

1. Date of allotment of shares 3 August 2001 – 16 August 2001

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
1 175 000 000	Ordinary				
Total 1 175 000 000	Ordinary Total			Total	

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
7	Ordinary				
Total 7	Ordinary Total			Total	

To be completed by company.

Acknowledgement of receipt of return of allotments, dated 31 August 2001

Name of company SASOL LIMITED

Postal address P O Box 5486
Johannesburg 2000

Date of receipt by Registrar of Companies
Date of stamp of companies Registration Office
Registrar of Companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
664 997 125	Ordinary	R2.59	R2,646,110,478				
Total 664 997 125		Total	R2,646,110,478	Total		Total	

Summary of issued capital prior to allotment:

Amount of issued paid-up capital ______ R ______

Stated capital ______ R R2,646,110,478 *

Premium account ______ * Before deduction of interim expenses, commission and cost of shares issued. R ______

Total issued capital ______ R R2,646,110,478

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
13,100	Ordinary	R16.75	R219,425					
Total 13,100	Ordinary	Total	R219,425	Total			Total	

6. (a) Shares alloted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
Total		Total		Total			Total	

(b) The consideration for which the shares have been alloted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
SEE ATTACHED ADDENDUM			

8

	No par value				Par value					
	Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital excluding premium
	664 997 125	Ordinary	R2.59	R2,646,110,478						
	13,100	Ordinary	R16.75	R219,425						
Total	665 010 225		Total	R2,646,329,903	Total					R

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital ______ R ______

Stated capital ______ R R2,646,329,903 *

Premium account ______ R ______

Total issued capital ______ R R2,646,329,903

Certified correct.

Date 3 [illegible] ______ Signature ______

~~Director~~/Manager/~~Secretary~~

Rubber stamp of company, if any, or of secretaries.

* Before deduction of interim expenses referred to in paragraph 4 and nett expenses with the allotment of these 13,100 shares.

C Mutzuris
Company Secretarial Services Manager
SASOL LIMITED

DATE	NUMBER OF SHARES ISSUED	ISSUE PRICE	SHARE CAPITAL PLUS COSTS	TOTAL STATED CAPITAL
	14,324,300		**2,646,110,478**	**664,997,125**
3-Aug	3,200	16.75	53,600	665,000,325
10-Aug	4,400	16.75	73,700	665,004,725
13-Aug	1,400	16.75	23,450	665,006,125
16-Aug	3,500	16.75	58,625	665,009,625
	600	16.75	10,050	665,010,225
	13,100	16.75	219,425	
TOTAL	**14,337,400**		**2,646,329,903**	**665,010,225**

C Mutzuris
Company Secretarial
Services Manager
SASOL LIMITED

Receipt of Share Sale Schedule
Date: 3/8/01
Time: 14h00
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
03-Aug-01

CERTIFICATES

C/N	NAME	Postal Address	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUT
A023G	FIELD, ALAN PETER	PO BOX 2367, PANORAMA ESTATE, 1718	1300	16.75	21775.00	54.4
E685	MACHADO, BERNARDINO ANTONIO DOS REIS	PO BOX 1995, SECUNDA, 2302	1900	16.75	31825.00	79.6
TOTAL - R16.75			3200		53600.00	134.0
GRAND TOTAL			3200		53600.00	134.0

APPROVED BY SHARE TRUST ADMINISTRATOR: [signature]

C Mutzuris
Maatskappy Sekretariële
Dienste Bestuurder
SASOL BEPERK
03/08/01
15h30.

Receipt of Share Sale Schedule
Date: 10/8/2001
Time: 11:55
Signature:

SASOL SHARE INCENTIVE SCHEME
10 AUGUST 2001

CERTIFICATES

C/N	NAME	Postal Address	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFE DAT
1600	ELSTOB, PETER CHARLES BLAKE	PO BOX 5117, RIVONIA, 2128	400	16.75	6700.00	16.75	31-A
401312	BLEEKER, ERNST	PO BOX 11300, SECUNDA, 2302	4000	16.75	67000.00	167.50	31-A
TOTAL - R16.75							
			4400		73700.00	184.25	
GRAND TOTAL							
			4400		73700.00	184.25	

APPROVED BY SHARE TRUST ADMINISTRATOR: ____________

C Mutzuris
Company Secretarial
Services Manager
SASOL LIMITED

11h45

Receipt of Share Sale Schedule
Date: 13/8/2001
Time: 13:32
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
13 AUGUST 2001

TRADING OF SHARES

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE
1645	DU PREEZ, DANIEL BRINK	SASOL LIMITED	1400	16.75	23450.00	58.65	31-Aug-9
TOTAL - R16.75			1400		23450.00	58.65	
GRAND TOTAL			1400		23450.00	58.65	

APPROVED BY SHARE TRUST ADMINISTRATOR [signature]

C Mutzuris
Company Secretarial
Services Manager
SASOL LIMITED

13h30

Receipt of Share Sale Schedule
Date: 16/05/01
Time: 14.20
Signature: [illegible]

SASOL SHARE INCENTIVE SCHEME
16 AUGUST 2001

CERTIFICATES

C/N	NAME	Postal Address	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE
7585	DE LA REY, HENNING JOHANNES	PO BOX 5261, MEYERSDAL, 1447	3500	16.75	58625.00	146.60	31-Aug
TOTAL - R16.75							
			3500		**58625.00**	**146.60**	
GRAND TOTAL							
			3500		**58625.00**	**146.60**	

APPROVED BY SHARE TRUST ADMINISTRATOR: [signature]

12h05 17/08/01

C Mutzuris
Company Secretarial
Services Manager
SASOL LIMITED

Receipt of Share Sale Schedule
Date: 16/08/01
Time: 14:20
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
16 AUGUST 2001

TRADING OF SHARES

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE
850105	POTGIETER, IGNATIUS HENDRIK	ALPHA OLEFINS	600	16.75	10050.00	25.15	31-Aug-
TOTAL - R16.75			**600**		**10050.00**	**25.15**	
GRAND TOTAL			**600**		**10050.00**	**25.15**	

APPROVED BY SHARE TRUST ADMINISTRATOR [signature]

C Mutzuris
Company Secretarial Services Manager
SASOL LIMITED
17/08/...

Inhoud van Register van Direkteure, Ouditeure en Beamptes
Contents of Register of Directors, Auditors and Officers

CM 29

Maatskappywet, 1973, Art.216(2), 276, 322(1), 325(1) en 327(1)
REGISTRASIEKANTOOR VIR MAATSKAPPYE
Department van Handel
Zanzagebou Proesstraat 116 Pretoria 0002
Posbus 429 Pretoria 0001
Telegramadres 'Maatcom'

Companies Act, 1973, Sec.216(2), 276, 322(1), 325(1) and 327(1).
COMPANIES REGISTRATION OFFICE
Department of Commerce
Zanza Building 116 Proes Street Pretoria 0002
P.O. Box 429 Pretoria 0001
Telegraphic Address 'Maatcom'

Registrasie No. van maatskappy
Registration No. of company

1979/003231/06

SASOL LIMITED
1 Sturdee Avenue
ROSEBANK
2196

Opgawe van besonderhede soos op/
Return of particulars as at 11/06/2001

Verklaring/Statement

Ek, ______
(naam van direkteur of beampte)
verklaar dat, die skriftelike toestemming van die direkteure of beamptes wie se name in hierdie opgawe vestrek is op 'n behoorlik voltooide vorm CM 27 verkry is, die direkteure/beamptes nie ingevolge artikel 218 of 219 gediskwalifiseer is nie, en dat die skriftelike toestemming ingevolge artikel 218(1)(b) van die eggenoot van 'n vrou wat as direkteur aangestel is, op 'n vorm CM 27 verkry is.

I, N L Joubert, Company Secretary
(name of director or officer)
state that, the written consent of the directors or officers whose names appear in this return have been obtained on a duly completed form CM 27, the directors or officers are not disqualified under section 218 or 219 and that the written consent under section 218(1)(b) of the husband of a woman appointed as a director, has been obtained on a form CM 27.

Onderteken
Signed ______
Datum
Date 11/06/2001

A. Direkteure/Directors

SLEUTEL TOT PERSOONLIKE BESONDERHEDE VERLANG/ KEY TO PERSONAL PARTICULARS REQUIRED	PERSOONLIKE BESONDERHEDE/ PERSONAL PARTICULARS
1. Van/Surname	BRADLEY
2. Volle voorname/Full forenames	ELISABETH LE ROUX
3. Vorige van en voorname/Former surname and forenames	
4. Identiteitsnommer of, indien nie beskikbaar nie, geboortedatum / Identity number or, if not available, date of birth	Jaar/Year: 38; Maand/Month: 12; Dag/Day: 28; 0010005
5. (a) Datum van aanstelling/Date of Appointment	23 February 1998
(b) Betiteling/Designation	Director
6. Woonadres/Residential address	21 ROSE ROAD, HOUGHTON, 2198
7. Besigheidsadres/Business address	3RD FLOOR, 30 WELLINGTON ROAD, PARKTOWN, 2193
8. Posadres/Postal address	P O BOX 9772, JOHANNESBURG, 2000
9. Nasionaliteit/Nationality (Indien nie Suid-Afrikaans nie/If not South African)	South African
10. Beroep/Occupation	Chairman, Wesco
11. In Suid-Afrika woonagtig/Resident in Republic Ja of Nee/Yes or No	Yes
12. Aard van verandering in 1 tot 5 hierbo en datum/ Nature of change in 1 to 5 above and date	None

Registrasie No. van maatskappy
Registration No. of company

CM 29

1979/003231/06

VIR SLEUTEL TOT BESONDERHEDE KYK BLADSY 1/FOR KEY TO PARTICULARS, SEE PAGE 1

1.:	Clewlow
2.:	Warren Alexander Morten
3.:	
4.: Jaar/Year, Maand/Month, Dag/Day	3 6 0 7 1 3 5 0 6 5 0 0 0
5. (a)	1 July 1992
(b)	Director
6.:	186 Bryanston Drive, BRYANSTON, 2021
7.:	Barlow Park, Katherine Street, SANDTON, 2196
8.:	P O Box 782248, SANDTON, 2146
9.:	South African
10.:	Chairman, Barlow Rand Limited
11.:	Yes
12.:	None

1.:	Connellan
2.:	Brian Patrick
3.:	
4.: Jaar/Year, Maand/Month, Dag/Day	4 0 0 6 2 8 5 0 2 2 0 0 3
5. (a)	1 November 1997
(b)	Director
6.:	113 Eccleston Crescent, BRYANSTON, 2021
7.:	114 Dennis Road, Atholl Gardens, SANDTON, 2196
8.:	P O Box 784324, SANDTON, 2146
9.:	South African
10.:	Chairman, Nampak Limited
11.:	Yes
12.:	None

1.:	Cox
2.:	Pieter Vogel
3.:	
4.: Jaar/Year, Maand/Month, Dag/Day	4 3 0 9 0 5 5 1 4 0 0 0 9
5. (a)	1 January 1996
(b)	Managing Director
6.:	940 Deerhurst Close, Riverwood, Dainfern, Randburg, 9999
7.:	1 Sturdee Avenue, Rosebank, 2196
8.:	P O Box 5486, Johannesburg, 2000
9.:	South African
10.:	Chief Executive, Sasol Limited
11.:	Yes
12.:	None

1.:	Davies
2.:	Lawrence Patrick Adrian
3.:	
4.: Jaar/Year, Maand/Month, Dag/Day	5 1 0 3 1 7 5 0 3 5 0 0 2
5. (a)	25 August 1997
(b)	Executive Director
6.:	36 11th Street, Linden, 2195
7.:	1 Sturdee Avenue, Rosebank, 2196
8.:	P O Box 5486 , Johannesburg, 2000
9.:	South African
10.:	Executive Director, Sasol Limited
11.:	Yes
12.:	None

1.:	Fourie
2.:	Jan Hendrik
3.:	
4.: Jaar/Year, Maand/Month, Dag/Day	4 3 0 1 1 4 5 0 6 3 0 0 2
5. (a)	25 August 1997
(b)	Executive Director
6.:	9 Moolenhof, 172 Surrey Avenue, Ferndale Ridge, 2194
7.:	1 Sturdee Avenue, Rosebank, 2196
8.:	P O Box 5486, Johannesburg, 2000
9.:	South African
10.:	Executive Director, Sasol Limited
11.:	Yes
12.:	None

1.:	Havenstein
2.:	Ralph
3.:	
4.: Jaar/Year, Maand/Month, Dag/Day	5 6 0 8 1 7 5 0 8 4 0 8 1
5. (a)	9 May 2001
(b)	Executive Director ✓
6.:	43 Boeing Road, Helderkruin, 1724
7.:	1 Sturdee Avenue, Rosebank, 2196
8.:	P O Box 5486, Johannesburg, 2000
9.:	South African
10.:	Executive Director, Sasol Limited
11.:	Yes
12.:	None

Registrasie No. van maatskappy
Registration No. of company
1979/003231/06

CM 29

VIR SLEUTEL TOT BESONDERHEDE KYK BLADSY 1/FOR KEY TO PARTICULARS. SEE PAGE 1

1.:	Kruger
2.:	Paul Du Plessis
3.:	
4.: Jaar/Year, Maand/Month, Dag/Day	3 7 0 5 2 2 5 0 2 0 0 8 1
5. (a)	1 January 1986
(b)	Chairman
6.:	6 Gamba Road, Emmarentia, 2195
7.:	1 Sturdee Avenue, Rosebank, 2196
8.:	P O Box 5486, Johannesburg, 2000
9.:	South African
10.:	Chairman, Sasol Limited
11.:	Yes
12.:	None

1.:	Montsi
2.:	Sam
3.:	
4.: Jaar/Year, Maand/Month, Dag/Day	4 5 0 1 2 3 5 4 3 9 0 8 3
5. (a)	1 March 1997
(b)	Director
6.:	9 Glastonbury Drive, BISHOPSCOURT, 7700
7.:	19 Kildare Road, NEWLANDS, 7700
8.:	P O Box 230, CONSTANTIA, 7848
9.:	South African
10.:	Businessman
11.:	Yes
12.:	None

1.:	Munday
2.:	Trevor Stewart
3.:	
4.: Jaar/Year, Maand/Month, Dag/Day	4 9 0 9 1 2 5 0 8 7 0 8 8
5. (a)	8 May 2001
(b)	Executive Director
6.:	27 Angus Road, Bryanston, Sandton, 9999
7.:	1 Sturdee Avenue, Rosebank, 2196
8.:	P O Box 5486, Johannesburg, 2000
9.:	South African
10.:	Executive Director
11.:	Yes
12.:	Appointed Director: 08-05-2001

1.:	Schrempp
2.:	Juergen
3.:	
4.: Jaar/Year, Maand/Month, Dag/Day	4 4 0 9 1 5
5. (a)	24 November 1997
(b)	Director
6.:	Filderblickweg 32, 70184 STUTTGART, GERMANY, 9999
7.:	Daimler-Benz AG , Epplestr 225, 70567 STUTTGART, ~~GERMANY, 9999~~
8.:	Daimler-Benz AG , 70546 STUTTGART, GERMANY, 9999
9.:	German
10.:	Director
11.:	No
12.:	None

1.:	Strauss
2.:	Conrad Barend
3.:	
4.: Jaar/Year, Maand/Month, Dag/Day	3 6 0 1 1 7 5 0 0 3 0 8 8
5. (a)	1 January 2000
(b)	Director
6.:	23 Seaton Park, Royal Garden, Bryanston
7.:	Standard Investment Corporation, Standard Bank Centre, 5 ~~Simmonds Street, 9th Floor, JOHANNESBURG, 2001~~
8.:	P O Box 7725, JOHANNESBURG, 2000
9.:	South African
10.:	Director
11.:	Yes
12.:	None

1.:	
2.:	
3.:	
4.: Jaar/Year, Maand/Month, Dag/Day	
5. (a)	
(b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	

Registrasie No. van maatskappy
Registration No. of company

CM 29

1979/003231/06

VIR SLEUTEL TOT BESONDERHEDE KYK BLADSY 1/FOR KEY TO PARTICULARS, SEE PAGE 1

1.:	1.:
2.:	2.:
3.:	3.:
4.: Jaar Year / Maand Month / Dag Day	4.: Jaar Year / Maand Month / Dag Day
5. (a)	5. (a)
(b)	(b)
6.:	6.:
7.:	7.:
8.:	8.:
9.:	9.:
10.:	10.:
11.:	11.:
12.:	12.:

B. Ouditeur/Auditor

1. Naam/Name KPMG
2. Datum van aanstelling/Date of appointment 01/10/1995
3. Aard van verandering in 1 en 2 hierbo en datum/ Nature of change in 1 and 2 above and date.
NONE

(Moet deur maatskappy voltooi word/To be completed by company)

Opgawe van besonderhede van maatskappyregister van direkteure, ouditeure en beamptes/
Return of particulars of company's register of directors, auditors and officers

Gedateer
Dated 11/06/2001

Naam van maatskappy
Name of company SASOL LIMITED

Posadres
Postal address P O Box 5486
Johannesburg 2000

Datum ontvang Date received
Datumstempel van registrasiekantoor vir maatskappye / Date stamp of companies registrationoffice

Registrasie No. van maatskappy
Registration No. of company **CM 29**

1979/003231/06

C. Beamptes en Plaaslike Bestuurders/Officers and Local Managers

SLEUTEL TOT PERSOONLIKE BESONDERHEDE VERLANG KEY TO PERSONAL PARTICULARS REQUIRED/	PERSOONLIKE BESONDERHEDE PERSONAL PARTICULARS
1. Van/Surname	Joubert
2. Volle voorname/Full forenames	Nereus Louis
3. Vorige van en voorname/Former surname and forenames	
4. Identiteitsnommer of, indien nie beskikbaar nie, geboortedatum Identity number or, if not available, date of birth	Jaar/Year, Maand/Month, Dag/Day 5 7 0 5 1 8 5 0 5 7 0 8 9
5. (a) Datum van aanstelling/Date of Appointment	01/06/1994
(b) Betiteling/Designation	Secretary
6. Adres van geregistreerde kantoor, en registrasienommer indien beampte 'n regspersoon is/ Address of registered office, and registration number, if officer is a corporate body	
7. Woonadres/Residential address	75 Zanda Avenue, Victory Park, 2195
8. Besigheidsadres/Business address	1 Sturdee Avenue, Rosebank, 2196
9. Posadres/Postal address	P O Box 5486, Johannesburg, 2000
10. Nasionaliteit/Nationality (Indien nie Suid-Afrikaans nie/If not South African)	South African
11. Beroep/Occupation	General Manager and Company Secretary
12. In Suid-Afrika woonagtig/Resident in Republic Ja of Nee/Yes or No	Yes
13. Aard van verandering in 1 tot 5 hierbo en datum/ Nature of change in 1 to 5 above and date	None

VIR SLEUTEL TOT BESONDERHEDE, KYK HIERBO/FOR KEY TO PARTICULARS, SEE ABOVE

1.:	1.:
2.:	2.:
3.:	3.:
4.: Jaar/Year, Maand/Month, Dag/Day	4.: Jaar/Year, Maand/Month, Dag/Day
5. (a)	5. (a)
(b)	(b)
6.:	6.:
7.:	7.:
8.:	8.:
9.:	9.:
10.:	10.:
11.:	11.:
12.:	12.:
13.:	13.:

Inhoud van Register van Direkteure, Ouditeure en Beamptes
Contents of Register of Directors, Auditors and Officers

CM 29

Maatskappywet, 1973, Art.216(2), 276, 322(1), 325(1) en 327(1)
REGISTRASIEKANTOOR VIR MAATSKAPPYE
Department van Handel
Zanzagebou Proesstraat 116 Pretoria 0002
Posbus 429 Pretoria 0001
Telegramadres 'Maatcom'

Companies Act, 1973, Sec.216(2), 276, 322(1), 325(1) and 327(1).
COMPANIES REGISTRATION OFFICE
Department of Commerce
Zanza Building 116 Proes Street Pretoria 0002
P.O. Box 429 Pretoria 0001
Telegraphic Address 'Maatcom'

Registrasie No. van maatskappy
Registration No. of company

1979/003231/06

SASOL LIMITED
1 Sturdee Avenue
Rosebank
2196

Opgawe van besonderhede soos op/
Return of particulars as at 8 October 2001

Verklaring/Statement

(naam van direkteur of beampte)
verklaar dat, die skriftelike toestemming van die direkteure of beamptes wie se name in hierdie opgawe vestrek is op 'n behoorlik voltooide vorm CM 27 verkry is, die direkteure/beamptes nie ingevolge artikel 218 of 219 gediskwalifiseer is nie, en dat die skriftelike toestemming ingevolge artikel 218(1)(b) van die eggenoot van 'n vrou wat as direkteur aangestel is, op 'n vorm CM 27 verkry is.

I, Nereus Louis Joubert
(name of director or officer)
state that, the written consent of the directors or officers whose names appear in this return have been obtained on a duly completed form CM 27, the directors or officers are not disqualified under section 218 or 219 and that the written consent under section 218(1)(b) of the husband of a woman appointed as a director, has been obtained on a form CM 27.

Onderteken
Signed
Datum
Date 8 October 2001

A. Direkteure/Directors

SLEUTEL TOT PERSOONLIKE BESONDERHEDE VERLANG/ KEY TO PERSONAL PARTICULARS REQUIRED	PERSOONLIKE BESONDERHEDE/ PERSONAL PARTICULARS
1. Van/Surname	Bradley
Volle voorname/Full forenames	Elisabeth le Roux
3. Vorige van en voorname/Former surname and forenames	
4. Identiteitsnommer of, indien nie beskikbaar nie, geboortedatum / Identity number or, if not available, date of birth	Jaar/Year, Maand/Month, Dag/Day: 3 8 1 2 2 8 0 0 1 0 0 0 5
5. (a) Datum van aanstelling/Date of Appointment	23 February 1998
(b) Betiteling/Designation	Director
6. Woonadres/Residential address	21 ROSE ROAD, HOUGHTON, 2198
7. Besigheidsadres/Business address	3RD FLOOR, 30 WELLINGTON ROAD, PARKTOWN, 2193
8. Posadres/Postal address	P O BOX 9772, JOHANNESBURG, 2000
9. Nasionaliteit/Nationality (Indien nie Suid-Afrikaans nie/If not South African)	
10. Beroep/Occupation	Chairman, Wesco
11. In Suid-Afrika woonagtig/Resident in Republic Ja of Nee/Yes or No	Yes
12. Aard van verandering in 1 tot 5 hierbo en datum/ Nature of change in 1 to 5 above and date	No change

Registrasie No. van maatskappy
Registration No. of company

CM 29

1979/003231/06

VIR SLEUTEL TOT BESONDERHEDE KYK BLADSY 1/FOR KEY TO PARTICULARS, SEE PAGE 1

1.:	Clewlow
2.:	Warren Alexander Morten
3.:	
4.: (Jaar/Year, Maand/Month, Dag/Day)	3 6 0 7 1 3 5 0 6 5 0 0 0
5. (a)	1 July 1992
(b)	Director
6.:	186 Bryanston Drive, BRYANSTON, 2021
7.:	Barlow Park, Katherine Street, SANDTON, 2196
8.:	P O Box 782248, SANDTON, 2146
9.:	
10.:	Chairman, Barlow Rand Limited
11.:	Yes
12.:	No change

1.:	Connellan
2.:	Brian Patrick
3.:	
4.: (Jaar/Year, Maand/Month, Dag/Day)	4 0 0 6 2 8 5 0 2 2 0 0 3
5. (a)	1 November 1997
(b)	Director
6.:	27 Via Torino, Villa Torino, 66 Cumberland Rd, Bryanston, 2021
7.:	114 Dennis Road, Atholl Gardens, SANDTON, 2196
8.:	P O Box 784324, SANDTON, 2146
9.:	
10.:	Chairman, Nampak Limited
11.:	Yes
12.:	No change

1.:	Cox
2.:	Pieter Vogel
3.:	
4.: (Jaar/Year, Maand/Month, Dag/Day)	4 3 0 9 0 5 5 1 4 0 0 0 9
5. (a)	1 January 1996
(b)	Managing Director
6.:	940 Deerhurst Close, Riverwood, Dainfern, Randburg, 2194
7.:	
8.:	P O Box 5486, Johannesburg, 2000
9.:	
10.:	Chief Executive: Sasol Limited
11.:	Yes
12.:	No change

1.:	Davies
2.:	Lawrence Patrick Adrian
3.:	
4.: (Jaar/Year, Maand/Month, Dag/Day)	5 1 0 3 1 7 5 0 3 5 0 8 5
5. (a)	25 August 1997
(b)	Executive Director
6.:	36 11th Street, Linden, 2195
7.:	
8.:	P O Box 5486 , Johannesburg, 2000
9.:	
10.:	Executive Director, Sasol Limited
11.:	Yes
12.:	No change

1.:	Fourie
2.:	Jan Hendrik
3.:	
4.: (Jaar/Year, Maand/Month, Dag/Day)	4 3 0 1 1 4 5 0 6 3 0 8 5
5. (a)	25 August 1997
(b)	Executive Director
6.:	9 Moolenhof, 172 Surrey Avenue, Ferndale Ridge, 2194
7.:	
8.:	P O Box 5486, Johannesburg, 2000
9.:	
10.:	Executive Director, Sasol Limited
11.:	Yes
12.:	No change

1.:	Havenstein
2.:	Ralph
3.:	
4.: (Jaar/Year, Maand/Month, Dag/Day)	5 6 0 8 1 7 5 0 8 4 0 8 1
5. (a)	9 May 2001
(b)	Executive Director
6.:	43 Boeing Road, Helderkruin, 1724
7.:	
8.:	P O Box 5486, Johannesburg, 2000
9.:	
10.:	Executive Director, Sasol Limited
11.:	Yes
12.:	No change

Registrasie No. van maatskappy
Registration No. of company

1979/003231/06

CM 29

VIR SLEUTEL TOT BESONDERHEDE KYK BLADSY 1/FOR KEY TO PARTICULARS, SEE PAGE 1

1.:	Kruger
2.:	Paul Du Plessis
3.:	
4.: (Jaar/Year, Maand/Month, Dag/Day)	2 7 0 5 2 2 5 0 2 0 0 8 1
5. (a)	1 January 1986
(b)	Chairman
6.:	6 Gambia Road, Emmarentia, 2195
7.:	
8.:	P O Box 5486, Johannesburg, 2000
9.:	
10.:	Chairman, Sasol Limited
11.:	Yes
12.:	No change

1.:	Montsi
2.:	Sam
3.:	
4.: (Jaar/Year, Maand/Month, Dag/Day)	4 5 0 1 2 3 5 4 3 9 0 8 3
5. (a)	1 March 1997
(b)	Director
6.:	9 Glastonbury Drive, BISHOPSCOURT, 7700
7.:	19 Kildare Road, NEWLANDS, 7700
8.:	P O Box 230, CONSTANTIA, 7848
9.:	
10.:	Businessman
11.:	Yes
12.:	No change

1.:	Munday
2.:	Trevor Stewart
3.:	
4.: (Jaar/Year, Maand/Month, Dag/Day)	4 9 0 9 1 2 5 0 8 7 0 8 8
5. (a)	8 May 2001
(b)	Executive Director
6.:	27 Angus Road, Bryanston, Sandton, 2194
7.:	
8.:	P O Box 5486, Johannesburg, 2000
9.:	
10.:	Executive Director: Sasol Limited
11.:	Yes
12.:	No change

1.:	Rustomjee
2.:	Zavareh Zal Rustom
3.:	
4.: (Jaar/Year, Maand/Month, Dag/Day)	5 8 0 3 0 9 5 1 7 0 0 8 2
5. (a)	8 October 2001
(b)	Director
6.:	26 Judy Crescent, Morningside Manor, 2057
7.:	10th Floor, HTI , Cnr Prinsloo and Pretorius Street, Pretoria, 0002
8.:	P O Box 973, Gallo Manor, 2052
9.:	
10.:	Consultant
11.:	Yes
12.:	Appointed on 8 October 2001

1.:	Schrempp
2.:	Juergen
3.:	
4.: (Jaar/Year, Maand/Month, Dag/Day)	4 4 0 9 1 5
5. (a)	24 November 1997
(b)	Director
6.:	Filderblickweg 32, 70184 STUTTGART, GERMANY, 9999
7.:	Daimler-Benz AG , Epplestr 225, 70567 STUTTGART, GERMANY, 9999
8.:	Daimler-Benz AG , 70546 STUTTGART, GERMANY, 9999
9.:	German
10.:	Director
11.:	No
12.:	No change

1.:	Strauss
2.:	Conrad Barend
3.:	
4.: (Jaar/Year, Maand/Month, Dag/Day)	3 6 0 1 1 7 5 0 0 3 0 8 8
5. (a)	1 January 2000
(b)	Director
6.:	23 Seaton Park, Royal Gardens, BRYANSTON, 2194
7.:	Standard Investment Corporation, Standard Bank Centre, 5 Simmonds Street, 9th Floor, JOHANNESBURG, 2001
8.:	P O Box 70083, BRYANSTON, 2021
9.:	
10.:	Director
11.:	Yes
12.:	No change

Registrasie No. van maatskappy
Registration No. of company

CM 29

1979/003231/06

VIR SLEUTEL TOT BESONDERHEDE KYK BLADSY 1/FOR KEY TO PARTICULARS, SEE PAGE 1

1.:	
2.:	
3.:	
4.:	Jaar Year / Maand Month / Dag Day
5. (a)	
(b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	

1.:	
2.:	
3.:	
4.:	Jaar Year / Maand Month / Dag Day
5. (a)	
(b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	

B. Ouditeur/Auditor

1. Naam/Name	KPMG Incorporated
2. Datum van aanstelling/Date of appointment	1 October 1995
3. Aard van verandering in 1 en 2 hierbo en datum/ Nature of change in 1 and 2 above and date.	No change

(Moet deur maatskappy voltooi word/To be completed by company)

Opgawe van besonderhede van maatskappyregister van direkteure, ouditeure en beamptes/
Return of particulars of company's register of directors, auditors and officers

Gedateer
Dated 8 October 2001

Naam van maatskappy
Name of company SASOL LIMITED

Posadres
Postal address P O Box 5486
Johannesburg 2000

Datum ontvang Date received
Datumstempel van registrasiekantoor vir maatskappye / Date stamp of companies registrationoffice

Registrasie No. van maatskappy
Registration No. of company CM 29

1979/003231/06

Beamptes en Plaaslike Bestuurders/Officers and Local Managers

.EUTEL TOT PERSOONLIKE BESONDERHEDE VERLANG EY TO PERSONAL PARTICULARS REQUIRED/	PERSOONLIKE BESONDERHEDE PERSONAL PARTICULARS
1. Van/Surname	Joubert
2. Volle voorname/Full forenames	Nereus Louis
3. Vorige van en voorname/Former surname and forenames	
4. Identiteitsnommer of, indien nie beskikbaar nie, geboortedatum Identity number or, if not available, date of birth	Jaar/Year, Maand/Month, Dag/Day: 5 7 0 5 1 8 5 0 5 7 0 8 9
5. (a) Datum van aanstelling/Date of Appointment (b) Betiteling/Designation	1 June 1994 Company Secretary
6. Adres van geregistreerde kantoor, en registrasienommer indien beampte 'n regspersoon is/ Address of registered office, and registration number, if officer is a corporate body	
7. Woonadres/Residential address	75 Zonda Avenue, Victory Park, 2195
8. Besigheidsadres/Business address	
9. Posadres/Postal address	P O Box 5486, Johannesburg, 2000
10. Nasionaliteit/Nationality (Indien nie Suid-Afrikaans nie/If not South African)	
11. Beroep/Occupation	Company Secretary: Sasol Limited
12. In Suid-Afrika woonagtig/Resident in Republic Ja of Nee/Yes or No	Yes
13. Aard van verandering in 1 tot 5 hierbo en datum/ Nature of change in 1 to 5 above and date	No change

VIR SLEUTEL TOT BESONDERHEDE, KYK HIERBO/FOR KEY TO PARTICULARS, SEE ABOVE

1.:	1.:
2.:	2.:
3.:	3.:
4.: Jaar/Year Maand/Month Dag/Day	4.: Jaar/Year Maand/Month Dag/Day
5. (a)	5. (a)
(b)	(b)
6.:	6.:
7.:	7.:
8.:	8.:
9.:	9.:
10.:	10.:
11.:	11.:
12.:	12.:
13.:	13.:

Inhoud van Register van Direkteure, Ouditeure en Beamptes
Contents of Register of Directors, Auditors and Officers

CM 29

Maatskappywet, 1973, Art.216(2), 276, 322(1), 325(1) en 327(1)
REGISTRASIEKANTOOR VIR MAATSKAPPYE
Department van Handel
Zanzagebou Proesstraat 116 Pretoria 0002
Posbus 429 Pretoria 0001
Telegramadres 'Maatcom'

Companies Act, 1973, Sec.216(2), 276, 322(1), 325(1) and 327(1).
COMPANIES REGISTRATION OFFICE
Department of Commerce
Zanza Building 116 Proes Street Pretoria 0002
P.O. Box 429 Pretoria 0001
Telegraphic Address 'Maatcom'

Registrasie No. van maatskappy
Registration No. of company

1979/003231/06

SASOL LIMITED
1 Sturdee Avenue
Rosebank 2196

Opgawe van besonderhede soos op/
Return of particulars as at 13 June 2002

Verklaring/Statement

Ek, Nereus Louis Joubert
(naam van direkteur of beampte)
verklaar dat, die skriftelike toestemming van die direkteure of beamptes wie se name in hierdie opgawe vestrek is op 'n behoorlik voltooide vorm CM 27 verkry is, die direkteure/beamptes nie ingevolge artikel 218 of 219 gediskwalifiseer is nie, en dat die skriftelike toestemming ingevolge artikel 218(1)(b) van die eggenoot van 'n vrou wat as direkteur aangestel is, op 'n vorm CM 27 verkry is.

I, Nereus Louis Joubert
(name of director or officer)
state that, the written consent of the directors or officers whose names appear in this return have been obtained on a duly completed form CM 27, the directors or officers are not disqualified under section 218 or 219 and that the written consent under section 218(1)(b) of the husband of a woman appointed as a director, has been obtained on a form CM 27.

Onderteken
Signed

Datum
Date 13 June 2002

A. Direkteure/Directors

SLEUTEL TOT PERSOONLIKE BESONDERHEDE VERLANG/ KEY TO PERSONAL PARTICULARS REQUIRED	PERSOONLIKE BESONDERHEDE/ PERSONAL PARTICULARS
1. Van/Surname	Bradley
2. Volle voorname/Full forenames	Elisabeth le Roux
3. Vorige van en voorname/Former surname and forenames	
4. Identiteitsnommer of, indien nie beskikbaar nie, geboortedatum / Identity number or, if not available, date of birth	Jaar/Year: 3 8; Maand/Month: 1 2; Dag/Day: 2 8; 0 0 1 0 0 0 5
5. (a) Datum van aanstelling/Date of Appointment	23 February 1998/ re-appointed at AGM in 1998
(b) Betiteling/Designation	Director
6. Woonadres/Residential address	21 ROSE ROAD, HOUGHTON, 2198
7. Besigheidsadres/Business address	WESCO HOUSE, 10 ANERLEY ROAD, PARKTOWN 2193
8. Posadres/Postal address	P O BOX 9772, JOHANNESBURG, 2000
9. Nasionaliteit/Nationality (Indien nie Suid-Afrikaans nie/If not South African)	
10. Beroep/Occupation	Chairman, Wesco
11. In Suid-Afrika woonagtig/Resident in Republic Ja of Nee/Yes or No	Yes
12. Aard van verandering in 1 tot 5 hierbo en datum/ Nature of change in 1 to 5 above and date	No change

Registration No. of company **CM 29**

1979/003231/06

VIR SLEUTEL TOT BESONDERHEDE KYK BLADSY 1/FOR KEY TO PARTICULARS, SEE PAGE 1

1.:	Clewlow
2.:	Warren Alexander Morten
3.:	
4.:	Jaar/Year 3 6 · Maand/Month 0 7 · Dag/Day 1 3 · 5 0 6 5 0 0 0
5. (a)	1 July 1992 / re-appointed at AGM in 1998
(b)	Director
6.:	186 Bryanston Drive, BRYANSTON, 2021
7.:	Barlow Park, Katherine Street, SANDTON, 2196
8.:	C/O P O Box 782248, SANDTON, 2146
9.:	
10.:	Chairman, Barlow Rand Limited
11.:	Yes
12.:	No change

1.:	Connellan
2.:	Brian Patrick
3.:	
4.:	Jaar/Year 4 0 · Maand/Month 0 6 · Dag/Day 2 8 · 5 0 2 2 0 0 3
5. (a)	1 November 1997/ re-appointed at AGM held in 1998
(b)	Director
6.:	27 Via Torino, Villa Torino, 66 Cumberland Road, BRYANSTON, 2021
7.:	114 Dennis Road, Atholl Gardens, SANDTON, 2196
8.:	C/O P O Box 784324, SANDTON, 2146
9.:	
10.:	Chairman, Nampak Limited
11.:	Yes
12.:	No change

1.:	Cox
2.:	Pieter Vogel
3.:	
4.:	Jaar/Year 4 3 · Maand/Month 0 9 · Dag/Day 0 5 · 5 1 4 0 0 0 9
5. (a)	1 January 1997/ re-appointed in terms of article 92 on 3 December 2001
(b)	Deputy Chairman and Chief Executive
6.:	940 Deerhurst Close, Riverwood, Dainfern, Randburg, 2194
7.:	1 Sturdee Avenue, ROSEBANK, 2196
8.:	P O Box 5486, JOHANNESBURG, 2000
9.:	
10.:	Chief Executive: Sasol Limited
11.:	Yes
12.:	No change

1.:	Davies
2.:	Lawrence Patrick Adrian
3.:	
4.:	Jaar/Year 5 1 · Maand/Month 0 3 · Dag/Day 1 7 · 5 0 3 5 0 8 5
5. (a)	28 August 1997/ re-appointed at AGM held in 1999
(b)	Executive Director
6.:	36 11th Street, Linden, 2195
7.:	1 Sturdee Avenue, ROSEBANK, 2196
8.:	P O Box 5486 , JOHANNESBURG, 2000
9.:	
10.:	Executive Director, Sasol Limited
11.:	Yes
12.:	No change

1.:	Fourie
2.:	Jan Hendrik
3.:	
4.:	Jaar/Year 4 3 · Maand/Month 0 1 · Dag/Day 1 4 · 5 0 6 3 0 8 5
5. (a)	25 August 1997/ re-appointed at AGM held in 1999
(b)	Executive Director
6.:	9 Moolenhof, 172 Surrey Avenue, FERNDALE RIDGE, 2194
7.:	1 Sturdee Avenue, ROSEBANK, 2196
8.:	P O Box 5486, JOHANNESBURG, 2000
9.:	
10.:	Executive Director, Sasol Limited
11.:	Yes
12.:	No change

1.:	Havenstein
2.:	Ralph
3.:	
4.:	Jaar/Year 5 6 · Maand/Month 0 8 · Dag/Day 1 7 · 5 0 8 4 0 8 1
5. (a)	4 May 1998/ re-appointed at AGM held in 1998
(b)	Executive Director
6.:	43 Boeing Avenue, Helderkruin, Roodepoort, 1724
7.:	1 Sturdee Avenue, ROSEBANK, 2196
8.:	P O Box 5486, JOHANNESBURG, 2000
9.:	
10.:	Executive Director, Sasol Limited
11.:	Yes
12.:	No change

Registration No. of company: 1979/003231/06 — CM 29

VIR SLEUTEL TOT BESONDERHEDE KYK BLADSY 1/FOR KEY TO PARTICULARS, SEE PAGE 1

1.:	Kruger
2.:	Paul Du Plessis
3.:	
4.: (Jaar/Year, Maand/Month, Dag/Day)	3705225020081
5. (a)	1 January 1986/ re-appointed at AGM held in 2000
(b)	Chairman
6.:	Brooklands Residential Estate, 10 Wellington Street , Northcliff Extension 33, 2195
7.:	1 Sturdee Avenue, ROSEBANK, 2196
8.:	P O Box 5486, JOHANNESBURG, 2000
9.:	
10.:	Chairman, Sasol Limited
11.:	Yes
12.:	No change

1.:	Montsi
2.:	Sam
3.:	
4.: (Jaar/Year, Maand/Month, Dag/Day)	4501235439083
5. (a)	1 March 1997/ re-appointed at AGM held in 2000
(b)	Director
6.:	9 Glastonbury Drive, BISHOPSCOURT, 7700
7.:	9 Glastonbury Drive, BISHOPSCOURT, 7700
8.:	P O Box 230, CONSTANTIA, 7848
9.:	
10.:	Businessman
11.:	Yes
12.:	No change

1.:	Munday
2.:	Trevor Stewart
3.:	
4.: (Jaar/Year, Maand/Month, Dag/Day)	4909125087088
5. (a)	8 May 2001/ re-appointed at AGM held in 2001
(b)	Executive Director
6.:	27 Angus Road, Bryanston, SANDTON, 2194
7.:	1 Sturdee Avenue, ROSEBANK, 2196
8.:	P O Box 5486, JOHANNESBURG, 2000
9.:	
10.:	Executive Director: Sasol Limited
11.:	Yes
12.:	No change

1.:	Rustomjee
2.:	Zavareh Zal Rustom
3.:	
4.: (Jaar/Year, Maand/Month, Dag/Day)	5803095170082
5. (a)	1 October 2001/ re-appointed at AGM held in 2001
(b)	Director
6.:	26 Judy Crescent, MORNINGSIDE MANOR, 2057
7.:	10th Floor, HTI , Cnr Prinsloo and Pretorius Street, PRETORIA, 0002
8.:	P O Box 973, GALLO MANOR, 2052
9.:	
10.:	Consultant
11.:	Yes
12.:	No change

1.:	Schrempp
2.:	Jurgen E
3.:	
4.: (Jaar/Year, Maand/Month, Dag/Day)	440915
5. (a)	24 November 1997/ re-appointed at AGM held in 1998
(b)	Director
6.:	Filderblickweg 32, 70184 STUTTGART, GERMANY, 9999
7.:	Daimler-Benz AG , Epplestr 225, 70567 STUTTGART, GERMANY, 9999
8.:	Daimler-Benz AG , 70546 STUTTGART, GERMANY, 9999
9.:	German
10.:	Director
11.:	No
12.:	No change

1.:	Strauss
2.:	Conrad Barend
3.:	
4.: (Jaar/Year, Maand/Month, Dag/Day)	3601175003088
5. (a)	1 January 2000/ re-appointed at AGM held in 2000
(b)	Director
6.:	23 Seaton Park, Royal Gardens, BRYANSTON, 2194
7.:	C/O Standard Investment Corporation, Standard Bank Centre, 5 Simmonds Street, 9th Floor, JHB, 2001
8.:	P O Box 70083, BRYANSTON, 2021
9.:	
10.:	Director
11.:	Yes
12.:	No change

Registrasie No. van maatskappy
Registration No. of company **CM 29**

1979/003231/06

VIR SLEUTEL TOT BESONDERHEDE KYK BLADSY 1/FOR KEY TO PARTICULARS, SEE PAGE 1

1.:	1.:
2.:	2.:
3.:	3.:
4.: Jaar/Year Maand/Month Dag/Day	4.: Jaar/Year Maand/Month Dag/Day
5. (a)	5. (a)
(b)	(b)
6.:	6.:
7.:	7.:
8.:	8.:
9.:	9.:
10.:	10.:
11.:	11.:
12.:	12.:

B. Ouditeur/Auditor

1. Naam/Name KPMG Incorporated
2. Datum van aanstelling/Date of appointment 1 October 1995
3. Aard van verandering in 1 en 2 hierbo en datum/ Nature of change in 1 and 2 above and date. No change

(Moet deur maatskappy voltooi word/To be completed by company)

Opgawe van besonderhede van maatskappyregister van direkteure, ouditeure en beamptes/
Return of particulars of company's register of directors, auditors and officers
Gedateer
Dated 13 June 2002
Naam van maatskappy
Name of company SASOL LIMITED

Posadres
Postal address P O Box 5486
JOHANNESBURG 2000

Datum ontvang
Date received

Datumstempel van registrasiekantoor vir maatskappye / Date stamp of companies registrationoffice

Registrasie No. van maatskappy
Registration No. of company **CM 29**

1979/003231/06

C. Beamptes en Plaaslike Bestuurders/Officers and Local Managers

SLEUTEL TOT PERSOONLIKE BESONDERHEDE VERLANG KEY TO PERSONAL PARTICULARS REQUIRED/	PERSOONLIKE BESONDERHEDE PERSONAL PARTICULARS
1. Van/Surname	Joubert
2. Volle voorname/Full forenames	Nereus Louis
3. Vorige van en voorname/Former surname and forenames	
4. Identiteitsnommer of, indien nie beskikbaar nie, geboortedatum Identity number or, if not available, date of birth	Jaar/Year: 5 7 · Maand/Month: 0 5 · Dag/Day: 1 8 · 5 0 5 7 0 8 9
5. (a) Datum van aanstelling/Date of Appointment	1 June 1994
(b) Betiteling/Designation	Company Secretary
6. Adres van geregistreerde kantoor, en registrasienommer indien beampte 'n regspersoon is/ Address of registered office, and registration number, if officer is a corporate body	
7. Woonadres/Residential address	25 Venus Avenue, MELROSE ESTATE, 2196
8. Besigheidsadres/Business address	1 Sturdee Avenue, ROSEBANK, 2196
9. Posadres/Postal address	P O Box 5486, JOHANNESBURG, 2000
10. Nasionaliteit/Nationality (Indien nie Suid-Afrikaans nie/If not South African)	
11. Beroep/Occupation	Company Secretary: Sasol Limited
12. In Suid-Afrika woonagtig/Resident in Republic Ja of Nee/Yes or No	Yes
13. Aard van verandering in 1 tot 5 hierbo en datum/ Nature of change in 1 to 5 above and date	No change

VIR SLEUTEL TOT BESONDERHEDE, KYK HIERBO/FOR KEY TO PARTICULARS, SEE ABOVE

1.:	1.:
2.:	2.:
3.:	3.:
4.: Jaar/Year · Maand/Month · Dag/Day	4.: Jaar/Year · Maand/Month · Dag/Day
5. (a)	5. (a)
(b)	(b)
6.:	6.:
7.:	7.:
8.:	8.:
9.:	9.:
10.:	10.:
11.:	11.:
12.:	12.:
13.:	13.:

Inhoud van Register van Direkteure, Ouditeure en Beamptes
Contents of Register of Directors, Auditors and Officers

CM 29

Maatskappywet, 1973, Art.216(2), 276, 322(1), 325(1) en 327(1)
REGISTRASIEKANTOOR VIR MAATSKAPPYE
Department van Handel
Zanzagebou Proesstraat 116 Pretoria 0002
Posbus 429 Pretoria 0001
Telegramadres 'Maatcom'

Companies Act, 1973, Sec.216(2), 276, 322(1), 325(1) and 327(1).
COMPANIES REGISTRATION OFFICE
Department of Commerce
Zanza Building 116 Proes Street Pretoria 0002
P.O. Box 429 Pretoria 0001
Telegraphic Address 'Maatcom'

Registrasie No. van maatskappy
Registration No. of company

1979/003231/06

SASOL LIMITED
1 Sturdee Avenue
Rosebank 2196

Opgawe van besonderhede soos op/
Return of particulars as at 22 July 2002

Verklaring/Statement

Ek, __________
(naam van direkteur of beampte)
verklaar dat, die skriftelike toestemming van die direkteure of beamptes wie se name in hierdie opgawe vestrek is op ŉ behoorlik voltooide vorm CM 27 verkry is, die direkteure/beamptes nie ingevolge artikel 218 of 219 gediskwalifiseer is nie, en dat die skriftelike toestemming ingevolge artikel 218(1)(b) van die eggenoot van ŉ vrou wat as direkteur aangestel is, op ŉ vorm CM 27 verkry is.

I, Nereus Louis Joubert
(name of director or officer)
state that, the written consent of the directors or officers whose names appear in this return have been obtained on a duly completed form CM 27, the directors or officers ~~are~~ not disqualified under section 218 or 219 and that the written consent under section 218(1)(b) of the husband of a woman appointed as a director, has been obtained on a form CM 27.

Onderteken
Signed __________
Datum
Date 10 July 2002

A. Direkteure/Directors

SLEUTEL TOT PERSOONLIKE BESONDERHEDE VERLANG/ KEY TO PERSONAL PARTICULARS REQUIRED	PERSOONLIKE BESONDERHEDE/ PERSONAL PARTICULARS
1. Van/Surname	Bradley
2. Volle voorname/Full forenames	Elisabeth le Roux
3. Vorige van en voorname/Former surname and forenames	
4. Identiteitsnommer of, indien nie beskikbaar nie, geboortedatum / Identity number or, if not available, date of birth	Jaar/Year: 3 8; Maand/Month: 1 2; Dag/Day: 2 8; 0 0 1 0 0 0 5
5. (a) Datum van aanstelling/Date of Appointment	23 February 1998/ re-appointed at AGM in 1998
(b) Betiteling/Designation	Director
6. Woonadres/Residential address	21 ROSE ROAD, HOUGHTON, 2198
7. Besigheidsadres/Business address	WESCO HOUSE, 10 ANERLEY ROAD, PARKTOWN 2193
8. Posadres/Postal address	P O BOX 9772, JOHANNESBURG, 2000
9. Nasionaliteit/Nationality (Indien nie Suid-Afrikaans nie/If not South African)	
10. Beroep/Occupation	Chairman, Wesco
11. In Suid-Afrika woonagtig/Resident in Republic Ja of Nee/Yes or No	Yes
12. Aard van verandering in 1 tot 5 hierbo en datum/ Nature of change in 1 to 5 above and date	No change

Registrasie No. van maatskappy
Registration No. of company

CM 29

1979/003231/06

VIR SLEUTEL TOT BESONDERHEDE KYK BLADSY 1/FOR KEY TO PARTICULARS, SEE PAGE 1

1.:	Clewlow
2.:	Warren Alexander Morten
3.:	
4.: (Jaar/Year, Maand/Month, Dag/Day)	3 6 0 7 1 3 5 0 6 5 0 0 0
5. (a)	1 July 1992 / re-appointed at AGM in 1998
(b)	Director
6.:	186 Bryanston Drive, BRYANSTON, 2021
7.:	Barlow Park, Katherine Street, SANDTON, 2196
8.:	C/O P O Box 782248, SANDTON, 2146
9.:	
10.:	Chairman, Barlow Rand Limited
11.:	Yes
12.:	No change

1.:	Connellan
2.:	Brian Patrick
3.:	
4.: (Jaar/Year, Maand/Month, Dag/Day)	4 0 0 6 2 8 5 0 2 2 0 0 3
5. (a)	1 November 1997/ re-appointed at AGM held in 1998
(b)	Director
6.:	14 Via Torino, Villa Torino, 66 Cumberland Road, BRYANSTON, 2021
7.:	114 Dennis Road, Atholl Gardens, SANDTON, 2196
8.:	C/O P O Box 784324, SANDTON, 2146
9.:	
10.:	Chairman, Nampak Limited
11.:	Yes
12.:	Change of residential address

1.:	Cox
2.:	Pieter Vogel
3.:	
4.: (Jaar/Year, Maand/Month, Dag/Day)	4 3 0 9 0 5 5 1 4 0 0 0 9
5. (a)	1 January 1997/ re-appointed in terms of article 92 on 3 December 2001
(b)	Deputy Chairman and Chief Executive
6.:	940 Deerhurst Close, Riverwood, Dainfern, Randburg, 2194
7.:	1 Sturdee Avenue, ROSEBANK, 2196
8.:	P O Box 5486, JOHANNESBURG, 2000
9.:	
10.:	Chief Executive: Sasol Limited
11.:	Yes
12.:	No change

1.:	Davies
2.:	Lawrence Patrick Adrian
3.:	
4.: (Jaar/Year, Maand/Month, Dag/Day)	5 1 0 3 1 7 5 0 3 5 0 8 5
5. (a)	28 August 1997/ re-appointed at AGM held in 1999
(b)	Executive Director
6.:	36 11th Street, Linden, 2195
7.:	1 Sturdee Avenue, ROSEBANK, 2196
8.:	P O Box 5486 , JOHANNESBURG, 2000
9.:	
10.:	Executive Director, Sasol Limited
11.:	Yes
12.:	No change

1.:	Fourie
2.:	Jan Hendrik
3.:	
4.: (Jaar/Year, Maand/Month, Dag/Day)	4 3 0 1 1 4 5 0 6 3 0 8 5
5. (a)	25 August 1997/ re-appointed at AGM held in 1999
(b)	Executive Director
6.:	9 Moolenhof, 172 Surrey Avenue, FERNDALE RIDGE, 2194
7.:	1 Sturdee Avenue, ROSEBANK, 2196
8.:	P O Box 5486, JOHANNESBURG, 2000
9.:	
10.:	Executive Director, Sasol Limited
11.:	Yes
12.:	No change

1.:	Havenstein
2.:	Ralph
3.:	
4.: (Jaar/Year, Maand/Month, Dag/Day)	5 6 0 8 1 7 5 0 8 4 0 8 1
5. (a)	4 May 1998/ re-appointed at AGM held in 1998
(b)	Executive Director
6.:	43 Boeing Avenue, Helderkruin, Roodepoort, 1724
7.:	1 Sturdee Avenue, ROSEBANK, 2196
8.:	P O Box 5486, JOHANNESBURG, 2000
9.:	
10.:	Executive Director, Sasol Limited
11.:	Yes
12.:	No change

Registrasie No. van maatskappy
Registration No. of company **CM 29**

1979/003231/06

VIR SLEUTEL TOT BESONDERHEDE KYK BLADSY 1/FOR KEY TO PARTICULARS, SEE PAGE 1

1.:	Kruger
2.:	Paul Du Plessis
3.:	
4.: (Jaar/Year, Maand/Month, Dag/Day)	3 7 0 5 2 2 5 0 2 0 0 8 1
5. (a)	1 January 1986/ re-appointed at AGM held in 2000
(b)	Chairman
6.:	Brooklands Residential Estate, 10 Wellington Street , Northcliff Extension 33, 2195
7.:	1 Sturdee Avenue, ROSEBANK, 2196
8.:	P O Box 5486, JOHANNESBURG, 2000
9.:	
10.:	Chairman, Sasol Limited
11.:	Yes
12.:	No change

1.:	Montsi
2.:	Sam
3.:	
4.: (Jaar/Year, Maand/Month, Dag/Day)	4 5 0 1 2 3 5 4 3 9 0 8 3
5. (a)	1 March 1997/ re-appointed at AGM held in 2000
(b)	Director
6.:	9 Glastonbury Drive, BISHOPSCOURT, 7700
7.:	9 Glastonbury Drive, BISHOPSCOURT, 7700
8.:	P O Box 230, CONSTANTIA, 7848
9.:	
10.:	Businessman
11.:	Yes
12.:	No change

1.:	Munday
2.:	Trevor Stewart
3.:	
4.: (Jaar/Year, Maand/Month, Dag/Day)	4 9 0 9 1 2 5 0 8 7 0 8 8
5. (a)	8 May 2001/ re-appointed at AGM held in 2001
(b)	Executive Director
6.:	27 Angus Road, Bryanston, SANDTON, 2194
7.:	1 Sturdee Avenue, ROSEBANK, 2196
8.:	P O Box 5486, JOHANNESBURG, 2000
9.:	
10.:	Executive Director: Sasol Limited
11.:	Yes
12.:	No change

1.:	Rustomjee
2.:	Zavareh Zal Rustom
3.:	
4.: (Jaar/Year, Maand/Month, Dag/Day)	5 8 0 3 0 9 5 1 7 0 0 8 2
5. (a)	1 October 2001/ re-appointed at AGM held in 2001
(b)	Director
6.:	26 Judy Crescent, MORNINGSIDE MANOR, 2057
7.:	10th Floor, HTI , Cnr Prinsloo and Pretorius Street, PRETORIA, 0002
8.:	P O Box 973, GALLO MANOR, 2052
9.:	
10.:	Consultant
11.:	Yes
12.:	No change

1.:	Schrempp
2.:	Jurgen E
3.:	
4.: (Jaar/Year, Maand/Month, Dag/Day)	4 4 0 9 1 5
5. (a)	24 November 1997/ re-appointed at AGM held in 1998
(b)	Director
6.:	Filderblickweg 32, 70184 STUTTGART, GERMANY, 9999
7.:	Daimler-Benz AG , Epplestr 225, 70567 STUTTGART, GERMANY, 9999
8.:	Daimler-Benz AG , 70546 STUTTGART, GERMANY, 9999
9.:	German
10.:	Director
11.:	No
12.:	No change

1.:	Strauss
2.:	Conrad Barend
3.:	
4.: (Jaar/Year, Maand/Month, Dag/Day)	3 6 0 1 1 7 5 0 0 3 0 8 8
5. (a)	1 January 2000/ re-appointed at AGM held in 2000
(b)	Director
6.:	23 Seaton Park, Royal Gardens, BRYANSTON, 2194
7.:	C/O Standard Investment Corporation, Standard Bank Centre, 5 Simmonds Street, 9th Floor, JHB, 2001
8.:	P O Box 70083, BRYANSTON, 2021
9.:	
10.:	Director
11.:	Yes
12.:	No change

Registrasie No. van maatskappy
Registration No. of company

1979/003231/06

CM 29

VIR SLEUTEL TOT BESONDERHEDE KYK BLADSY 1/FOR KEY TO PARTICULARS, SEE PAGE 1

1.:	
2.:	
3.:	
4.:	Jaar Year / Maand Month / Dag Day
5. (a)	
(b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	

1.:	
2.:	
3.:	
4.:	Jaar Year / Maand Month / Dag Day
5. (a)	
(b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	

B. Ouditeur/Auditor

1. Naam/Name	KPMG Incorporated
2. Datum van aanstelling/Date of appointment	1 October 1995
3. Aard van verandering in 1 en 2 hierbo en datum/ Nature of change in 1 and 2 above and date.	No change

(Moet deur maatskappy voltooi word/To be completed by company)

Opgawe van besonderhede van maatskappyregister van direkteure, ouditeure en beamptes/
Return of particulars of company's register of directors, auditors and officers

Gedateer
Dated 22 July 2002

Naam van maatskappy
Name of company SASOL LIMITED

Posadres
Postal address P O Box 5486
JOHANNESBURG 2000

Datum ontvang Date received
Datumstempel van registrasiekantoor vir maatskappye / Date stamp of companies registrationoffice

Registrasie No. van maatskappy
Registration No. of company CM 29

1979/003231/06

C. Beamptes en Plaaslike Bestuurders/Officers and Local Managers

SLEUTEL TOT PERSOONLIKE BESONDERHEDE VERLANG KEY TO PERSONAL PARTICULARS REQUIRED/	PERSOONLIKE BESONDERHEDE PERSONAL PARTICULARS
1. Van/Surname	Joubert
2. Volle voorname/Full forenames	Nereus Louis
3. Vorige van en voorname/Former surname and forenames	
4. Identiteitsnommer of, indien nie beskikbaar nie, geboortedatum Identity number or, if not available, date of birth	Jaar/Year, Maand/Month, Dag/Day 5 7 0 5 1 8 5 0 5 7 0 8 9
5. (a) Datum van aanstelling/Date of Appointment	1 June 1994
(b) Betiteling/Designation	Company Secretary
6. Adres van geregistreerde kantoor, en registrasienommer indien beampte 'n regspersoon is/ Address of registered office, and registration number, if officer is a corporate body	
7. Woonadres/Residential address	25 Venus Avenue, MELROSE ESTATE, 2196
8. Besigheidsadres/Business address	1 Sturdee Avenue, ROSEBANK, 2196
9. Posadres/Postal address	P O Box 5486, JOHANNESBURG, 2000
10. Nasionaliteit/Nationality (Indien nie Suid-Afrikaans nie/If not South African)	
11. Beroep/Occupation	Company Secretary: Sasol Limited
12. In Suid-Afrika woonagtig/Resident in Republic Ja of Nee/Yes or No	Yes
13. Aard van verandering in 1 tot 5 hierbo en datum/ Nature of change in 1 to 5 above and date	No change

VIR SLEUTEL TOT BESONDERHEDE, KYK HIERBO/FOR KEY TO PARTICULARS, SEE ABOVE

1.:	1.:
2.:	2.:
3.:	3.:
4.: Jaar/Year, Maand/Month, Dag/Day	4.: Jaar/Year, Maand/Month, Dag/Day
5. (a)	5. (a)
(b)	(b)
6.:	6.:
7.:	7.:
8.:	8.:
9.:	9.:
10.:	10.:
11.:	11.:
12.:	12.:
13.:	13.:

CHANGE OF THE END OF THE CURRENT FINANCIAL YEAR
VERANDERING VAN DIE EINDE VAN DIE LOPENDE BOEKJAAR — CM 32

Companies Act, 1973 sections 285(2), 329(2) - Maatskappywet, 1973 artikels 285(2), 329(2)

Companies Registration Office
Department of Commerce and Consumer Affairs
Zanza Buildings, 116 Proes Street, Pretoria, 0002
P O Box 429 Pretoria 0001
Telegraphic Address 'Maatcom'

Registrasiekantoor vir Maatskappye
Departement van Handel en Verbruikersake
Zanzagebou, Proesstraat 116, Pretoria 0002
Posbus 429 Pretoria 0001
Telegramadres 'Maatcom'

Name of Company / Naam van Maatskappy: **SASOL LIMITED**

Registration No. / Registrasie No.: **1979/003231/06**

Revenue stamp or Revenue franking machine Impression
Inkomsteseël of Inkomstefrankeermasjien-stempel
R30

The end of the current financial year is / Die einde van die lopende boekjaar is: **25 June**

A. The end of the current financial year has been *brought forward* to / Die einde van die lopende bookjaar is *vervroeg* na: ______

B. The end of the current financial year must be *extended to* / Die einde van die lopende boekjaar moet *verleng* word na: **30 June 2002**

Reasons for extension / Redes vir verlenging: **One of the consequences of Sasol's globalisation and growth process is that the year-end dates of a number of Sasol's offshore subsidiaries are out of line with the current Sasol's year-end of 25 June. It is therefore necessary that the year-end throughout the Sasol Group be extended to 30 June.**

Date/Datum: 20 February 2002

[signature]
Signature: ~~Director/Manager~~/Secretary
Handtekening: Direkteur/Bestuurder/Sekretaris

Approved/Refused: Registrar of Companies
Goedgekeur/Afgekeur: Registrateur van Maatskappye ______

(To be completed by company/Moet deur maatskappy ingevul word)

Advice of change of the end of the current financial year dated / Mededeling van verandering van die enide van die lopende boekjaar gedateer: **13 February 2002** — CM 32

25/6/2002 - 30/6/2002

70

Name of Company / Naam van Maatskappy: **SASOL LIMITED**

Postal address / Posadres: **P O Box 5486**
Johannesburg 2000

Approved/Refused
Goedgekeur/Afgekeur
2002 -05- 2
Registrar of Companies
Registrateur van Maatskappye

GhostFill - Reproduced under Government Printer's Copyright Authority 9026 of 7.08.89 – FORM CM 32